Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2016 and any other documents that we have filed or furnished with the SEC and should be read in conjunction therewith. Except as the context otherwise may require, references in this filing to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our audited consolidated financial statements included in the 2015 Annual Report for a description of our significant accounting policies including our principles of consolidation. References in this filing to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References in this filing to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios, and references in this filing to “ADSs” are to American Depositary Shares of CEMEX, S.A.B. de C.V.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as but not limited to the energy sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate or that affect our operations;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our Senior Secured Notes (as defined herein) and our other debt instruments;

•	the impact of our below investment grade debt rating on our cost of capital;

•	our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	the increasing reliance on information technology infrastructure for our invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2015 Annual Report and under “Risk Factors” below.

Readers are urged to read this filing and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this filing is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

Geographic Breakdown of Net Sales for the Three-Month Period Ended March 31, 2016

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the three-month period ended March 31, 2016:

Breakdown of Net Sales by Product for the Three-Month Period Ended March 31, 2016

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the three-month period ended March 31, 2016:

RECENT DEVELOPMENTS

Recent Developments Relating to Our Operations

Sale of Certain Assets in the United States

On May 2, 2016, CEMEX, S.A.B. de C.V. announced that it had reached an agreement in principle for the sale of certain assets in the United States to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. for U.S.$400 million. The assets mainly consist of our cement plants in Odessa, Texas and Lyons, Colorado, three cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico. Closing of this transaction is subject to final binding agreements being signed as well as to the fulfillment of various conditions precedent, mainly confirmatory due diligence and approvals from competition authorities, among others. We currently expect to finalize this transaction before the end of 2016.

Sale of our Operations in Thailand and Bangladesh

On May 26, 2016, we finalized the previously announced sale of our operations in Thailand and Bangladesh to Siam City Cement Public Company Limited (“SIAM Cement”) for approximately U.S.$53 million (Ps916 million).

Recent Developments Relating to Our Shares

At CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting held on March 31, 2016, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New shares issued pursuant to such recapitalization were allocated to shareholders on a pro-rata basis. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. Shares equivalent to approximately 538 million CPOs were delivered to shareholders beginning on May 4, 2016. There was no cash distribution and no entitlement to fractional shares.

As a result of the above, the conversion rates for the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, the March 2020 Optional Convertible Subordinated U.S. Dollar Notes and the November 2019 Mandatory Convertible Mexican Peso Notes (each as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Convertible Notes”) were adjusted accordingly. The new conversion rates are 112.1339 ADSs per U.S.$1,000 principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes (equivalent to a conversion price of approximately U.S.$8.9179 per ADS), 87.3646 ADSs per U.S.$1,000 principal amount of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes (equivalent to a conversion price of approximately U.S.$11.4463 per ADS) and 489.5266 CPOs per each convertible obligation for the November 2019 Mandatory Convertible Mexican Peso Notes (equivalent to a conversion price of approximately Ps18.1808 per CPO).

Recent Developments Relating to Our Indebtedness

The April 2019 U.S. Dollar and Euro Notes Redemption

On April 1, 2016, CEMEX España, S.A. (“CEMEX España”), acting through its Luxembourg branch, issued an irrevocable notice of redemption with respect to the April 2019 U.S. Dollar Notes and the April 2019 Euro Notes (each as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes”), pursuant to which it redeemed the remaining U.S.$603.7 million aggregate principal amount of the April 2019 U.S. Dollar Notes and the remaining €179.2 million aggregate principal amount of the April 2019 Euro Notes on May 3, 2016 using a portion of the proceeds from the issuance by the Company of the March 2026 U.S. Dollar Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes”) on March 16, 2016.

The April 2016 Tender Offer

On May 12, 2016, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$178,509,000 aggregate principal amount of the October 2018 U.S. Dollar Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes”) and U.S.$218,932,000 aggregate principal amount of the December 2019 U.S. Dollar Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes”) through a cash tender offer (the “April 2016 Tender Offer”). The April 2016 Tender Offer was financed with the proceeds from a draw-down on the revolving tranche of our Credit Agreement (as defined herein) of approximately U.S.$400 million. All such October 2018 U.S. Dollar Notes and December 2019 U.S. Dollar Notes purchased in the April 2016 Tender Offer were immediately canceled. Following the settlement of the April 2016 Tender Offer, U.S.$319,486,000 aggregate principal amount of the October 2018 U.S. Dollar Notes and U.S.$746,199,000 aggregate principal amount of the December 2019 U.S. Dollar Notes remained outstanding.

The June 2018 U.S. Dollar Notes Redemption

On May 10, 2016, CEMEX, S.A.B. de C.V. issued an irrevocable notice of redemption with respect to the June 2018 U.S. Dollar Notes (as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes”), pursuant to which it will complete the redemption of the remaining U.S.$446 million aggregate principal amount of the June 2018 U.S. Dollar Notes on June 15, 2016.

Perpetual Debenture Cancelations

On April 28, 2016, CEMEX, S.A.B. de C.V. canceled U.S.$217,330,000 aggregate principal amount of Perpetual Debentures (as defined in the 2015 Annual Report) (the “April 2016 Cancelation”). On May 13, 2016, CEMEX, S.A.B. de C.V. canceled U.S.$7,820,000 and €6,095,000 aggregate principal amount of Perpetual Debentures (together with the April 2016 Cancelation, the “2016 Perpetual Debenture Cancelations”). These cancelations refer to Perpetual Debentures that were already held by us.

BDO Facility

On May 31, 2016, CEMEX Holdings Philippines, Inc. (“CHP”) entered into an unsecured facilities agreement (the “BDO Facility”) pursuant to which BDO Capital & Investment Corporation is expected to make available to CHP a loan in an amount of up to 12.0 billion Philippine Pesos (approximately U.S.$252.0 million) (the “BDO Loan”). The BDO Loan is not guaranteed by any other Cemex subsidiary. Pursuant to the terms set forth in the loan agreement, the BDO Loan is expected to be repayable upon the earlier of (a) three business days following the receipt by CHP of the net proceeds of an initial public offering of CHP’s common shares expected to take place during 2016 (the “CHP IPO”) and (b) 90 days following the initial drawdown date, subject to a further 90-day extension in the event the CHP IPO is delayed. Pursuant to the BDO Facility, the BDO Loan will bear interest at the rate of 3.25% per annum, and we are permitted to prepay the BDO Loan at any time with no prepayment penalty, subject to a three business day prior notice period. The closing of the BDO Facility and the ability to draw down the BDO Loan are subject to the fulfillment of customary conditions.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Certain Tax Matter in Mexico

Regarding the end of the tax consolidation regime in Mexico and the Mexican tax reforms of 2010, 2014 and 2016, during 2016 (up to the date of this report) Ps848 million (approximately U.S.$49.35 million as of April 30, 2016, based on an exchange rate of Ps17.18 to U.S.$1.00) in tax payments were made in Mexico, leaving Ps3,130 million (approximately U.S.$182.18 million as of April 30, 2016, based on an exchange rate of Ps17.18 to U.S.$1.00) to be paid over the next seven years. For additional information regarding this tax matter, see “Item 4—Information on the Company—Tax Matters” in the 2015 Annual Report.

Quarry Matter in France

As previously disclosed, SCI La Quinoniere filed a claim against one of our subsidiaries in France, CEMEX Granulats Rhône Méditerranée (“CEMEX Granulats”), for the alleged breach of a contract pursuant to which CEMEX Granulats has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhone region of France (the “Quarry Contract”). On May 18, 2016, CEMEX Granulats was notified about an adverse judgment in this matter by the corresponding court in Lyon, France, primarily ordering the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of approximately €55 million (approximately U.S.$62.45 million as of April 30, 2016, based on an exchange rate of €0.8807 to U.S.$1.00). We believe this judgment is not enforceable. On June 6, 2016, CEMEX Granulats notified the appeals court in Lyon, France that it will file an appeal. CEMEX Granulats has until September 6, 2016 to file the appeal together with its arguments and evidence. Proceedings on any additional hearings regarding this appeal or any other actions CEMEX Granulats may initiate in this matter could take approximately 18 months to be finalized. As of the date of this report, there can be no assurance as to whether or not CEMEX Granulats will receive an adverse result to any appeals or any other recourses it may pursue. It is possible that an adverse resolution on this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

Maceo, Colombia Legal Proceedings

                Regarding the new cement plant being built by CEMEX Colombia, S.A. (“CEMEX Colombia”) in the Antioquia department of the Municipality of Maceo, Colombia, the transaction pursuant to which CEMEX Colombia was to receive the transfer of the land, mining rights and benefits of the free tax zone in which the new cement plant is being built has been put on hold by the Colombian authorities as a result of legal proceedings against one of the former shareholders of the transferee. As a result, and while the legal proceedings take place, CEMEX Colombia has joined such legal proceedings as an affected third party and has also signed a lease agreement with the government of Colombia that allows CEMEX Colombia to continue the use of the property and advance the construction of the new cement plant while the legal proceedings are resolved. CEMEX Colombia has adopted legal measures in order to protect its investments in the development of the cement plant, which as of April 30, 2016 were quantified at approximately U.S.$185 million. As part of its strategy, CEMEX Colombia had requested that the proceedings against the former shareholders of the transferee that put on hold the transfer of the land, mining rights and benefits of the free tax zone to CEMEX Colombia, not be admitted. On May 2, 2016 the corresponding Attorney General’s office decided to deny such request for inadmissibility and as a result we currently estimate the proceedings could be resolved between 2018 and 2020. As of May 31, 2016, we are not able to assess the likelihood of the Colombian authorities issuing an adverse resolution regarding the transferee’s rights to dispose of the land, mining rights and benefits of the free tax zone, and, if CEMEX Colombia receives an adverse resolution and exhausts all legal recourses available against the adverse resolution, and if the lease agreement entered into with the government of Colombia cannot be extended, then the adverse resolution and the lease not being renewed could have a material adverse impact on our results of operations, liquidity and financial condition.

Colombian Construction Claims

Regarding the action filed by the Urban Development Institute (Instituto de Desarrollo Urbano) (“UDI”) alleging that CEMEX Colombia made misleading advertisements on the characteristics of the flowable fill used in the construction of the concrete slabs. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, complying with all the required technical specifications. CEMEX Colombia neither participated in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. On May 31, 2016, the Administrative Court of Bogota, settled the action filed by the UDI against CEMEX Colombia. The court accepts the arguments in defense of CEMEX Colombia, ruling that the flowable fill is not the cause of the damage slabs, that the damages were caused by design changes when executing the road without consulting the original designer, and to the lack of drains. The UDI filed an appeal against the court’s ruling. At this stage of the proceedings, as of May 31, 2016, we are not able to assess the likelihood of an adverse result regarding the action filed by the UDI, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The following risk factors, as well as the risk factors described under “Item 3—Key Information—Risk Factors” of the 2015 Annual Report, are not the only risks we face, and any of the risk factors described below and in the 2015 Annual Report could significantly and adversely affect our business, results of operations or financial condition.

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, South, Central America and the Caribbean (“SAC”), Europe, Asia, the Middle East and Africa.

The main sources of risk in the current global economic situation are: (i) uncertainty about the pace of the U.S. Federal Reserve System’s (the “Federal Reserve”) monetary policy tightening and its impact on the global economy, emerging markets, risk aversion, foreign exchange markets volatility and financial markets (overpriced stock market in the U.S.), (ii) economic vulnerability of emerging market economies, (iii) uncertainty about the performance of oil prices, (iv) China’s economic performance and the ability of the Chinese authorities to manage an economic transition, (v) economic and political uncertainties in Europe, including the referendum in the United Kingdom to withdraw from the European Union (“EU”), the ongoing refugee crisis, financial uncertainty in Greece and a lack of confidence in the EU’s banking system, that may threaten the region’s integration and economic growth, and (vi) geopolitical risks in the Middle East and other regions experiencing political turmoil.

The U.S. economy continues to grow at near trend pace. The Federal Reserve increased short term interest rates in December 2015 but backed off from a March 2016 hike, enabling the incipient financial stress surge to decompress. There is a risk that further interest rate hikes could cause a manufacturing slowdown and economic deceleration in the remainder of the year. On the other hand, a slower than warranted pace of increase in interest rates could result in inflation acceleration and the disanchoring of inflation expectations leading to swift monetary policy tightening and a potential recession. The housing sector supply constraints associated with labor shortages could result in a slower pace of growth in housing starts. The out-of-ordinary characteristics of the current presidential election cycle can add a layer of uncertainty and could cause consumers to retrench leading to slower growth. The global risks mentioned herein could lead to market volatility and consumer spending retrenchment in the U.S.

There is a high risk of new episodes of market volatility, increased risk aversion and capital outflows from emerging markets, which could cause emerging markets currencies to further depreciate. The high level of U.S. Dollar denominated corporate indebtedness in emerging markets constitutes an additional source of instability. Emerging markets would face higher global risk premiums and substantial capital outflows, putting particular pressure on economies with domestic imbalances. The risk of contagion effect across emerging markets could be significant.

China’s policymakers face a delicate balance of transitioning the Chinese economy towards consumption-driven growth without significantly slowing other economic activity, while addressing rising financial and corporate sector vulnerabilities. A gradual growth slowdown is inevitable in the process of reining in vulnerabilities, but the weaker-than-expected economic indicators and exchange rate depreciation raised concerns regarding corporate indebtedness and the health of Chinese banks. Although China has substantial buffers to deal with shocks, official intervention has weakened market confidence for a smooth resolution of these challenges. The consequences for emerging market economies of weaker economic performance and increased policy uncertainty in China could be significant. Further softening of Chinese demand for commodities and investment goods would undermine growth in emerging market economies, while a weaker Chinese exchange rate would affect external competitiveness. In general, global financial markets have become more sensitive to changes in China’s economic and financial conditions and policies.

The Mexican economy continues to grow despite the challenging global environment for emerging markets. Mexico’s economic growth was 2.5% in 2015, which was supported by –private sector consumption while secondary activity remained moderate. In 2016, an improvement of the Mexican manufacturing activity is expected to be driven by (i) recovery to certain extent of the U.S. manufacturing industry and (ii) the ongoing momentum of Mexican consumption, particularly in the automobile sector. However, the persistence of the U.S. manufacturing weakness in recent months is a significant source of risk to Mexico’s economic growth. In addition, some doubts may arise about the sustainability of private consumption strength in an environment of uncertain recovery in the industrial sector. The recent tightening of monetary and fiscal policies may depress domestic demand more than currently expected. It is possible that further tightening may be required due to the risks of renewed pressures on the Mexican Peso, and new episodes of stress in global financial markets. The risk of lower oil production has not disappeared in Mexico. If oil prices decrease further, such decrease will negatively affect the Mexican fiscal balance and will exert additional pressure on external accounts. A rebound of social unrest is another source of risk in Mexico. More generally, since Mexico is significantly dependent on the U.S. economy, any downturn in the economic outlook of the U.S. may hinder economic growth in Mexico.

Recent high volatility in global markets has significantly impacted the Mexican foreign exchange market and has exacerbated the Mexican Peso depreciation against the U.S. Dollar since late 2015. So far, the adjustment in Mexico has been orderly with liquidity prevailing in market operations. However, the continued depreciation of the Mexican Peso could adversely affect inflation dynamics and its expectations, and it could create financial instability. Currently, Mexican Peso-denominated government bonds held by nonresidents have remained stable. However, the risk of additional portfolio adjustments and further depreciation of the Mexican Peso remains. The risk of strong portfolio outflows or a sharp increase in financial costs (interest rates) cannot be ruled out.

Colombia faces a challenging situation, with no policy room for a countercyclical response in a context of global economic concerns and low oil prices. The Colombian government is implementing tighter monetary and fiscal policies to control high inflation, cope with a decrease in public revenues and facilitate the adjustment of the troublesome current account deficit, which accounted for 6.5% of Colombia’s GDP in 2015. These policies could restrain domestic demand more than expected. Furthermore, if tighter monetary policies fail to anchor inflation expectations, rising inflation could eventually threaten the economy. Colombia, given its oil dependence and high external imbalance, is highly vulnerable to new episodes of market volatility. The risk of further depreciation of the Colombian Peso against the U.S. Dollar is non-negligible. A sudden stop of flows cannot be ruled out.

Economic stability in the Eurozone remains fragile. Renewed turmoil in the financial markets and the disanchored inflation expectations, with inflation readings and expectations far below the European Central Bank’s target, in an already low inflation environment creates difficulties for the European Central Bank’s monetary policy management. The European Central Bank adopted new monetary relaxation measures, including negative deposit rates. New cuts in deposit rates cannot be ruled out. The environment of negative deposit rates is distorting financial markets and creates uncertain consequences for the banking sector. There is a risk that negative rates will erode bank profitability and curb lending across Eurozone borders, creating other systemic risks. In addition, new measures implemented by the European Central Bank may not have an effect on inflation expectations, which may result in deflation. Uncertainty about the Euro’s performance remains.

A weak Euro, quantitative easing measures by the European Central Bank and low oil prices underpin the Eurozone’s economic activity. The Eurozone’s economic growth and European integration are challenged by a number of uncertainties, including: (i) delays in implementing the needed structural reforms in some European countries, (ii) the political uncertainty after the general elections at the end of 2015 in Spain, (iii) social unrest in France, (iv) unresolved political and financial risks associated with Greece, (v) uncertainty regarding the profitability of the European banking system in general and the Italian banking sector in particular, (vi) the United Kingdom’s potential exit from the EU by referendum, and (vii) the ongoing refugee crisis. All these factors could impact confidence and could limit the benefit of the economic tailwinds and monetary policy stimulus. Regarding our operations in Europe, the threat of the United Kingdom’s exit from the EU is already affecting financial markets and increasing foreign exchange volatility. A decision by the United Kingdom to exit the EU could have a significant adverse impact on its economic activity, it could result in uncertainty weighing on investment and import cost and fiscal policy could be highly constrained. This situation could impact our business. In Poland, there is a risk that the populist measures of the new government could eventually restrain foreign investment and growth, which could negatively impact our operations in the region.

Significant trade links with Western Europe render some of the Eastern European countries susceptible to economic and political pressures from Western Europe. Additionally, in the coming years, Central European countries might experience a reduction in the proceeds they receive from the EU’s Structural Funds which could hinder infrastructure investment in such countries.

In the Middle East, political risk could moderate economic growth and adversely affect construction investment. In Egypt, the government has brought a certain degree of political stability to the country, but several economic challenges persist. In March 2016, the Central Bank of Egypt devaluated the Egyptian Pound by 13%. However, shortage of U.S. Dollars in the Egyptian economy remains and the gap with the parallel market continues to enlarge. Further devaluation of the Egyptian Pound is not unlikely. Disorderly depreciation of the Egyptian pound is a latent risk. In Israel, potential conflicts with Hamas in Gaza, that may affect our operations, are not ruled out.

In the Philippines, the latest presidential elections resulted in a new government markedly different to the previous one. The new government is expected to be more oriented to security issues rather than to economic issues, as was the case with the previous government. Therefore, there is a risk that the new government’s policies could negatively affect both the Philippines economy and our business in such country.

Demand for our products is strongly related to construction levels and depends, in large part, on residential and commercial construction activity as well as private and public infrastructure spending, in the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. Declines in the construction industry are correlated with declines in economic conditions. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in the Eurozone and in many countries that use the Euro as their currency. Although this risk appears to have declined, concerns persist regarding the debt burden of certain Eurozone countries, such as Greece, and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries and the possible exit of the United Kingdom from the EU.

These concerns could lead to the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse effect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges, such as the debt crisis in certain countries in the EU could have an adverse impact on our business, financial condition and results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of December 31, 2014 and 2015 and for each of the three years ended December 31, 2013, 2014 and 2015 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements included in the 2015 Annual Report. Our audited consolidated financial statements prepared under International Financial Reporting Standards (“IFRS”), for the year ended December 31, 2015 were approved by our shareholders at the annual general ordinary shareholders’ meeting held on March 31, 2016.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2013, 2014 and 2015 may not be comparable to that of prior periods.

The financial data set forth below as of March 31, 2016, and for the three-month periods ended March 31, 2015 and 2016, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2016 and for the three-month periods ended March 31, 2015 and 2016 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the three-month period ended March 31, 2016 are not indicative of operating results to be expected for the entire year.

Our unaudited condensed consolidated financial statements as of March 31, 2016 and for the three-month periods ended March 31, 2015 and 2016 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2015 Annual Report. No new IFRSs have been adopted by CEMEX during 2016; however, we are in the process of assessing the potential effects of adopting new IFRSs during 2016, which are not yet mandatory as of this year.

Our audited consolidated financial statements included in the 2015 Annual Report, have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Non-Mexican Peso amounts included in the consolidated financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Mexican Peso amounts at the CEMEX accounting rate, described under “Item 3—Key Information—Mexican Peso Exchange Rates” of the 2015 Annual Report, as of the relevant period or date, as applicable.

The Dollar amounts provided below, unless otherwise indicated elsewhere in this 6-K, are translations of Mexican Peso amounts at an exchange rate of Ps17.28 to U.S.$1.00, the CEMEX accounting rate as of March 31, 2016. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our unaudited condensed consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Mexican Pesos on March 31, 2016 was Ps17.21 to U.S.$1.00. Between April 1, 2016 and June 3, the Mexican Peso depreciated by approximately 8% against the Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES Selected Consolidated Financial Information

	As of and For the Year Ended December 31,						As of and For the Three Months Ended March 31,
	2013		2014		2015		2015		2016
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
							(unaudited)
Statement of Operations Information:
Net sales	Ps	190,370	Ps	204,402	Ps	225,742	Ps	49,934	Ps	57,085
Cost of sales(1)		(130,686)		(138,456)		(150,369)		(34,594)		(38,717)
Gross profit		59,684		65,946		75,373		15,340		18,368
Administrative, selling and distribution expenses		(40,404)		(44,062)		(48,623)		(10,279)		(11,979)
Operating earnings before other expenses, net(2)		19,280		21,884		26,750		5,061		6,389
Other income (expense), net		(4,863)		(5,051)		(3,030)		25		(263)
Operating earnings(2)		14,417		16,833		23,720		5,086		6,126
Financial items(3)		(18,195)		(18,957)		(21,016)		(5,308)		(4,557)
Equity in income of associates		232		294		738		(221)		42
Earnings (loss) before income tax		(3,546)		(1,830)		3,442		(443)		1,611
Discontinued operations(4)		97		110		967		(19)		19
Non-controlling interest net income		1,223		1,103		932		237		239
Controlling interest net income (loss)		(10,834)		(6,783)		1,201		(2,241)		633
Basic earnings (loss) per share(5)(6)		(0.28)		(0.17)		0.03		(0.05)		0.02
Diluted earnings (loss) per share(5)(6)		(0.28)		(0.17)		0.03		(0.05)		0.02
Basic earnings (loss) per share of continuing operations(5)(6)		(0.29)		(0.17)		0.01		(0.05)		0.02
Diluted earnings (loss) per share of continuing operations(5)(6)		(0.29)		(0.17)		0.01		(0.05)		0.02
Number of shares outstanding(5)(7)(8)		34,270		37,370		40,403		37,501		40,403
Balance Sheet Information:
Cash and cash equivalents		15,176		12,589		15,280		14,190		21,998
Assets from operations held for sale(4)		—		—		3,446		6,092		5,120
Property, machinery and equipment, net		205,717		202,928		214,133		200,173		213,361
Total assets		496,130		514,961		542,264		525,659		556,295
Short-term debt including current maturities of long-term debt		3,959		14,507		218		15,129		235
Long-term debt		187,021		191,327		229,125		204,652		247,280
Liabilities from operations held for sale		—		—		673		1,962		1,220
Non-controlling interest and Perpetual Debentures(9)		14,939		17,068		20,289		17,383		20,353
Total controlling interest		133,379		131,103		143,479		128,660		141,274
Other Financial Information:
Net working capital(10)		20,754		20,757		16,781		23,654		19,336
Book value per share(5)(8)(11)		3.89		3.51		3.55		3.43		3.50

	As of and For the Year Ended December 31,			As of and For the Three Months Ended March 31,
	2013	2014	2015	2015	2016
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
				(unaudited)
Operating margin before other expense, net	10.1%	10.7%	11.8%	10.1%	11.2%
Operating EBITDA(12)	33,447	36,051	42,126	8,511	10,399
Ratio of Operating EBITDA to interest expense(12)	1.7	1.7	2.1	1.7	2.2
Capital expenditures	8,409	9,486	12,467	2,294	1,900
Depreciation and amortization	14,167	14,167	15,376	3,450	4,010
Net cash flow provided by continued operating activities before interest, coupons on Perpetual Debentures and income taxes	26,400	35,941	43,956	4,281	7,438
Basic earnings (loss) per CPO of continuing operations(5)(6)	(0.87)	(0.51)	0.03	(0.15)	0.06
Basic earnings (loss) per CPO(5)(6)	(0.84)	(0.51)	0.09	(0.15)	0.06
Total debt plus other financial obligations	230,298	244,429	268,198	252,399	280,068

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of the line item titled “Administrative and selling expenses,” and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Distribution expenses.”
(2)	In the statements of operations, CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for CEMEX’s management as explained in note 4B to our audited consolidated financial statements included in the 2015 Annual Report. Under IFRS, while there are line items that are customarily included in the statement of operations, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such statements of operations varies significantly by industry and company according to specific needs.
(3)	Financial items include financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of net present value on assets and liabilities and others, net. See notes 7 and 16 to our audited consolidated financial statements included in the 2015 Annual Report, and notes 6 and 11 to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.
(4)

On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for approximately €231 million (U.S.$251 million or Ps4,322 million). As of March 31, 2016, the closing of this transaction is subject to customary conditions precedent, including approval from the relevant authorities. We expect to conclude the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the second quarter of 2016. Effective October 31, 2015, after all agreed upon conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165 million (U.S.$179 million or Ps3,090 million) after final adjustments negotiated for changes in cash and working capital balances as of the transfer date. On March 10, 2016, we entered into an agreement with SIAM Cement for the sale of our operations in Bangladesh and Thailand for approximately

U.S.$53 million (Ps916 million). On May 26, 2016, we finalized the sale of our operations in Thailand and Bangladesh to SIAM Cement for approximately U.S.$53 million (Ps916 million). See note 4A to our audited consolidated financial statements included in the 2015 Annual Report and note 3A to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

(5)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of March 31, 2016, approximately 99.8% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.
(6)	Earnings (loss) per share is calculated based upon the weighted average number of shares outstanding during the preceding 12-month period, as described in note 22 to our audited consolidated financial statements included in the 2015 Annual Report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4A and 22 to our audited consolidated financial statements included in the 2015 Annual Report, and in connection with the sale of our operations in Croatia, Austria, Hungary, Bangladesh and Thailand for the years ended December 31, 2013 and 2014, “Basic loss per share” includes Ps0.29 and Ps0.17, respectively, from “Continuing operations,” and for the year ended December 31, 2015 “Basic earnings per share” includes Ps0.01 from “Continuing operations.” In addition, for the years ended December 31, 2013 and 2015, “Basic earnings per share” include Ps0.01 and Ps0.02, respectively, from “Discontinued operations.” Likewise, for the years ended December 31, 2013 and 2014, “Diluted loss per share” includes Ps0.29 and Ps0.17, respectively, from “Continuing operations,” and for the year ended December 31, 2015, “Diluted earnings per share” includes Ps0.01 from “Continuing operations.” In addition, the years ended December 31, 2013 and 2015 include Ps0.01 and Ps0.02 of “Basic earnings per share” from “Discontinued operations,” respectively. For the three-month period ended March 31, 2015, “Basic loss per share” and “Diluted loss per share” include Ps0.05 from “Continuing operations.” For the three-month period ended March 31, 2016, “Basic earnings per share” and “Diluted earnings per share” include Ps0.02 from “Continuing operations.” See note 22 to our audited consolidated financial statements included in the 2015 Annual Report.
(7)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2013, 2014 and 2015. At each of CEMEX, S.A.B. de C.V.’s 2013, 2014 and 2015 annual general ordinary shareholders’ meetings, held on March 20, 2014, March 26, 2015 and March 31, 2016, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 468 million CPOs, approximately 500 million CPOs and approximately 538 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2013, 2014 and 2015 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.
(8)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(9)	As of December 31, 2013, 2014 and 2015 and March 31, 2015 and 2016, non-controlling interest includes U.S.$477 million (Ps6,223 million), U.S.$466 million (Ps6,869 million), U.S.$440 million (Ps7,581), U.S.$458 million (Ps6,987 million) and U.S.$444 million (Ps7,672 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(10)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(12)

Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt, and the consolidated ratio of Operating EBITDA to interest expense is calculated and presented because it is used to measure our performance under certain of our financing agreements. Operating EBITDA and such ratio should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments on the Perpetual Debentures issued by consolidated entities of approximately Ps405 million in 2013, approximately Ps420 million in 2014 and approximately Ps432 million in 2015, as described in note 20D to our audited consolidated financial statements included in the 2015 Annual Report, and approximately Ps102 million for the three-month period ended March 31, 2015 and approximately Ps118 million for the three-month period ended March 31, 2016.

	For the Year Ended December 31,						For the Three Month Period Ended March 31,
	2013		2014		2015		2015		2016
	(in millions of Mexican Pesos)
							(unaudited)
Reconciliation of Operating EBITDA to net cash flows provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes
Operating EBITDA	Ps	33,447	Ps	36,051	Ps	42,126	Ps	8,511	Ps	10,399
Less:
Operating depreciation and amortization expense		14,167		14,167		15,376		3,450		4,010

Operating earnings before other expenses, net	Ps	19,280	Ps	21,884	Ps	26,750	Ps	5,061	Ps	6,389

Plus / minus:
Changes in working capital excluding income taxes		(4,237)		1,475		3,541		(4,432)		(2,686)
Operating depreciation and amortization expense		14,167		14,167		15,376		3,450		4,010
Other items, net		(2,810)		(1,585)		(1,711)		202		(275)

Net cash flow provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes	Ps	26,400	Ps	35,941	Ps	43,956	Ps	4,281	Ps	7,438

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2016 and for the three-month periods ended March 31, 2015 and 2016 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in the 2015 Annual Report.

On April 21, 2016, we announced our results for the three-month period ended March 31, 2016. The interim results of operations for the three-month period ended March 31, 2016 are not indicative of operating results to be expected for the entire year. The following is a discussion of our results for the three-month period ended March 31, 2016 as compared to the same period in the prior year.

Our consolidated financial statements include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, our original cost in the investment is adjusted for our proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation. All balances and transactions between the group subsidiaries have been eliminated in consolidation.

For the three-month periods ended March 31, 2015 and 2016, our consolidated results [of operations] reflect the following transactions:

•	On August 12, 2015, we entered into an agreement with Duna-Dráva Cement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for approximately €231 million (U.S.$251 million or Ps4,322 million), subject to final adjustments negotiated for changes in cash and working capital balances as of the change of control date. As of March 31, 2016, the closing of this transaction is subject to customary conditions precedent, including approval from the relevant authorities. We expect to conclude the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the second quarter of 2016.

•	Effective October 31, 2015, after all agreed upon conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for approximately €165 million (U.S.$179 million or Ps3,090 million) after final adjustments negotiated for changes in cash and working capital balances as of the transfer date.

•	On March 10, 2016, we entered into an agreement with SIAM Cement for the sale of our operations in Bangladesh and Thailand for approximately U.S.$53 million (Ps916 million). The proceeds from this transaction will be used mainly for debt reduction and for general corporate purposes. On May 26, 2016, we finalized the sale of our operations in Thailand and Bangladesh to SIAM Cement for approximately U.S.$53 million (Ps916 million).

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three-month periods ended March 31, 2015 and 2016 expressed as a percentage of net sales.

	For the Three-month periods Ended March 31,
	2015	2016
Net sales	100%	100%
Cost of sales	(69.3)	(67.8)

Gross profit	30.7	32.2
Total administrative and selling expenses	(11.2)	(11.8)
Distribution expenses	(9.4)	(9.2)

	For the Three-month periods Ended March 31,
	2015	2016
Administrative, selling and distribution expenses	(20.6)	(21.0)

Operating earnings before other expenses, net	10.1	11.2
Other income (expense), net	0.1	(0.5)

Operating earnings	10.2	10.7
Financial expense	(10.3)	(8.4)
Other financial (expense) income, net	(0.3)	0.5
Equity in (loss) gain of associates	(0.4)	0.1

Income (loss) before income tax	(0.8)	2.9
Income taxes	(3.1)	(1.3)

Net income (loss) from continuing operations	(3.9)	1.6
Discontinued operations, net of tax	—	—
Consolidated net income (loss)	(3.9)	1.6
Non-controlling interest net income	0.5	0.4

Controlling interest net income (loss)	(4.4)	1.2

Three-Month Period Ended March 31, 2015 Compared to Three-Month Period Ended March 31, 2016

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2016 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our geographic segments.

Effective January 1, 2016, according to an announcement made by CEMEX’s CEO on December 1, 2015, the Company’s operations were reorganized into five geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean and 5) Asia, Middle East and Africa. Under the new organization, the geographical operating segments under the former Mediterranean region were incorporated to the Europe region or the Asia, Middle East and Africa region, as applicable.

The table below and the other volume data presented by geographic segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown on page F-12 of our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency (1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-13%	-18%	-1%	+18%	+8%
United States	+8%	+5%	—	+4%	+2%
Europe
United Kingdom	+6%	-4%	—	+1%	+1%
Germany	-1%	-4%	-10%	Flat	+1%
France	—	+5%	—	—	-5%
Spain	+7%	-2%	+12%	-3%	-3%
Rest of Europe(2)	-6%	-7%	-20%	-5%	-1%
South, Central America and the Caribbean
Colombia	+9%	-12%	—	+13%	+6%
Rest of South, Central America and the Caribbean(3)	Flat	-17%	Flat	-7%	-3%
Asia, Middle East and Africa
Philippines	+10%	—	-39%	+4%	—
Egypt	+17%	-6%	—	-11%	+4%
Rest of Asia, Middle East and Africa(4)	-59%	+2%	+242%	-2%	+3%

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	The “Rest of Europe” segment refers primarily to operations in Ireland, the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	The “Rest of South, Central America and the Caribbean” segment includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(4)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the United Arab Emirates, Israel, China and Malaysia.

On a consolidated basis, our cement sales volumes increased slightly, from 15.5 million tons for the three-month period ended March 31, 2015 to 15.6 million tons in the comparable period in 2016, and our ready-mix concrete sales volumes decreased approximately 4%, from 12.4 million cubic meters for the three-month period ended March 31, 2015 to 11.9 million cubic meters in the comparable period in 2016. Our consolidated net sales increased approximately 14%, from Ps49,934 million for the three-month period ended March 31, 2015 to Ps57,085 million in the comparable period in 2016, and our operating earnings before other expenses, net, increased approximately 26%, from Ps5,061 million for the three-month period ended March 31, 2015 to Ps6,389 million in the comparable period in 2016.

The following tables present selected financial information of net sales and operating earnings (loss) before other expenses, net, for each of our geographic segments for the three-month periods ended March 31, 2015 and 2016. The net sales information in the table below is presented before eliminations resulting from consolidation shown on page F-10 of our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Net Sales For the Three-month periods Ended March 31,
				2015	2016
				(in millions of Mexican Pesos)
Mexico	-2%	—	-2%	12,774	12,501
United States	+6%	+19%	+25%	13,081	16,394
Europe
United Kingdom	+2%	+11%	+13%	4,508	5,082
Germany	-6%	+18%	+12%	1,401	1,567
France	Flat	+19%	+19%	2,704	3,219
Spain	+3%	+19%	+22%	1,360	1,657

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Net Sales For the Three-month periods Ended March 31,
				2015	2016
				(in millions of Mexican Pesos)
Rest of Europe(2)	-4%	+9%	+5%	1,715	1,795
South, Central America and the Caribbean
Colombia	+13%	-8%	+5%	2,659	2,793
Rest of South, Central America and the Caribbean(3)	-9%	+14%	+5%	4,437	4,676
Asia, Middle East and Africa
Philippines	+15%	+13%	+28%	1,894	2,432
Egypt	+3%	+10%	+13%	1,748	1,970
Rest of Asia, Middle East and Africa(4)	+7%	+19%	+26%	2,435	3,078
Others(5)	+20%	-5%	+15%	3,717	4,289

Net sales before consolidation			+13%	54,433	61,453
Eliminations resulting from consolidation				(4,499)	(4,368)

Consolidated net sales			+14%	49,934	57,085

	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Three-month periods Ended March 31,
				2015	2016
				(in millions of Mexican Pesos)
Mexico	+6%	—	+6%	3,100	3,293
United States	>+100%	+1%	>+100%	(498)	100
Europe
United Kingdom	+24%	+12%	+36%	311	422
Germany	-2%	+23%	+21%	(284)	(345)
France	<-100%	<-100%	<-100%	9	(37)
Spain	+13%	+21%	+34%	65	87
Rest of Europe(2)	+18%	+20%	+38%	(210)	(290)
South, Central America and the Caribbean
Colombia	+18%	-8%	+10%	797	879
Rest of South, Central America and the Caribbean(3)	-6%	+17%	+11%	1,052	1,164
Asia, Middle East and Africa
Philippines	+51%	+18%	+69%	316	534
Egypt	+3%	+21%	+24%	390	485
Rest of Asia, Middle East and Africa(4)	+57%	+26%	+83%	160	292
Others(5)	+28%	+5%	+33%	(147)	(195)

Total			+26%	5,061	6,389

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region is first translated into Dollar terms (except for the Rest of Europe region, in which it is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of Europe region, in which they represent the change in Euros), net, in the region.

(2)	The “Rest of Europe” segment refers primarily to operations in Ireland, the Czech Republic, Poland and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	The “Rest of South, Central America and the Caribbean” segment includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(4)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the United Arab Emirates, Israel, China and Malaysia.
(5)	The “Others” segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the parent company and other corporate entities and 4) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 14%, from Ps49,934 million for the three-month period ended March 31, 2015 to Ps57,085 million in the comparable period in 2016. The increase was primarily attributable to higher prices for our products, in local currency terms, in most of our operations, as well as higher sales volumes in the United States and our Europe and Asia, Middle East and Africa regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of net sales information below is presented before eliminations resulting from consolidation shown on page F-10 of our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

Mexico

As of March 31, 2016, our operations in Mexico represented approximately 14% of our total assets. Our net sales from our operations in Mexico represented approximately 20% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms, before eliminations resulting from consolidation. Our domestic cement sales volumes from our operations in Mexico decreased approximately 13% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes decreased approximately 18% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes were primarily attributable to a high base of comparison in the first quarter of last year, as well as our value-before-volume strategy. During the first quarter of 2016 there was a moderation in cement consumption, especially in the infrastructure sector. Our cement export volumes of our operations in Mexico, which represented approximately 4% of our Mexican cement sales volumes for the three-month period ended March 31, 2016, decreased approximately 1% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. Of our total cement export volumes from our operations in Mexico during the three-month period ended March 31, 2016, approximately 18% were to South America, approximately 36% were to Central America and the Caribbean and approximately 46% were to the United States. Our average sales prices of domestic cement from our operations in Mexico increased approximately 18% in Mexican Peso terms for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average sales prices of ready-mix concrete increased approximately 8% in Mexican Peso terms over the same period. For the three-month period ended March 31, 2016, cement represented approximately 57%, ready-mix concrete approximately 21% and our aggregates and other businesses approximately 22% of our net sales in Mexican Peso terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in our domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete sales prices, our net sales in Mexico in Mexican Peso terms decreased approximately 2% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

United States

As of March 31, 2016, our operations in the United States represented approximately 48% of our total assets. Our net sales from our operations in United States represented approximately 27% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our domestic cement sales volumes from our operations in the United States, increased approximately 8% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes increased approximately 5% over the same period. The increases in domestic cement and ready-mix concrete sales volumes were driven by a pick-up in residential and infrastructure activity, as well as good weather in most of our portfolio relative to the prior year. Housing starts increased in 2015, driven by low levels of inventories, job creation and increased household formation. The infrastructure sector reflected a pick-up in highway and bridge construction spending in the first two months of the year. Construction spending in the industrial and commercial sector including energy has slowed over the last year reflecting a headwind from energy and manufacturing investment. Our average domestic cement sales prices of our operations in the United States increased approximately 4%, in Dollar terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average ready-mix concrete sales prices increased approximately 2%, in Dollar terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015. For the three-month period ended March 31, 2016, cement represented approximately 30%, ready-mix concrete approximately 39% and our aggregates and other businesses approximately 31% of net sales in Mexican Peso terms from our operations in the United States before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement and ready-mix concrete sales volumes and the increase in domestic cement and ready-mix concrete sales prices, net sales from our operations in the United States, in Dollar terms, increased approximately 6% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Europe

For the three-month period ended March 31, 2016, our operations in the Europe region consisted of our operations in the United Kingdom, Germany, France and Spain, which represent the most significant operations in this region, in addition to our Rest of Europe segment, which consisted of our operations in Ireland, the Czech Republic, Poland, and Latvia, as well as trading activities in Scandinavia and Finland. As of March 31, 2016, our operations in the Europe region represented approximately 17% of our total assets. Our net sales from our operations in the Europe region represented approximately 22% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 6% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes decreased approximately 4% over the same period. Cement sales volume growth during the quarter reflects higher sales of cements with high fly-ash content, as well as non-recurring industry sales. Ready-mix concrete sales volume decline reflects challenging competitive dynamics, especially in the London area. The residential sector continued to be the main driver of demand supported by economic growth, accelerating home prices and government-sponsored programs. In the infrastructure sector, large scale projects, such as Cross Rail in London and Mersey Gateway in northwest England, continued to drive demand. Our operations in the United Kingdom represented approximately 8% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our average sales prices of domestic cement from our operations in the United Kingdom increased approximately 1%, in Pound terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average sales price of ready-mix concrete increased approximately 1%, in Pound terms, over the same period. For the three-month period ended March 31, 2016, cement represented approximately 18%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 56% of net sales in Mexican Peso terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement and ready-mix concrete sales prices and domestic cement sales volumes, partially offset by a decrease in ready-mix concrete sales volumes, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 2% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 1% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes in those operations decreased approximately 4% over the same period. The residential sector continued as the main driver of cement consumption during the quarter despite capacity constraints in the local construction industry and public authorities’ restrictions. This sector continued to benefit from low unemployment and mortgage rates, rising purchasing power and growing immigration. Our cement export volumes of our operations in Germany decreased approximately 10% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. Our operations in Germany represented approximately 3% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our average sales prices of domestic cement from our operations in Germany remained flat, in Euro terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average sales prices of ready-mix concrete increased approximately 1%, in Euro terms, over the same period. For the three-month period ended March 31, 2016, cement represented approximately 29%, ready-mix concrete approximately 33% and our aggregates and other businesses approximately 38% of net sales in Mexican Peso terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in our domestic cement and ready-mix concrete sales volumes, net sales from our operations in Germany, in Euro terms, decreased approximately 6% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

France

Our ready-mix concrete sales volumes from our operations in France increased approximately 5% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The residential sector continued as the main driver of demand. Housing sales growth reflects government’s initiatives including a buy-to-let program and a stimulus package. Our operations in France represented approximately 5% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our average sales prices of ready-mix concrete of our operations in France decreased approximately 5%, in Euro terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015. For the three-month period ended March 31, 2016, ready-mix concrete represented approximately 68% and our aggregates and other businesses approximately 32% of net sales in Mexican Peso terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic ready-mix concrete sales volumes, completely offset by a decrease in ready-mix concrete sales prices, net sales from our operations in France, in Euro terms, remained flat for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Spain

Our domestic cement sales volumes from our operations in Spain increased approximately 7% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, while ready-mix concrete sales volumes decreased approximately 2% over the same period. The residential sector benefited from favorable credit conditions with low interest rates, improved salaries and job creation, as well as pent-up housing demand. The industrial-and-commercial sector had a favorable performance during the quarter supported by permits growth at the end of last year. Our operations in Spain represented approximately 3% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 64% of our Spain cement sales volumes for the three-month period ended March 31, 2016, increased approximately 12% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. Of our total cement export volumes of our operations in Spain during the three-month period ended March 31, 2016, approximately 9% were to Central America and the Caribbean, approximately 11% were to South America, approximately 16% were to the United States, approximately 11% were to Europe and approximately 53% were to Africa. Our average sales prices of domestic cement of our operations in Spain decreased approximately 3%, in Euro terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average sales prices of ready-mix concrete decreased approximately 3%, in Euro terms, over the same period. For the three-month period ended March 31, 2016, cement represented approximately 81%, ready-mix concrete approximately 11% and our aggregates and other businesses approximately 8% of net sales in Mexican Peso terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement sales volumes, partially offset by the decreases in domestic cement sales price and ready-mix concrete sales volume and sales prices, net sales from our operations in Spain, in Euro terms, increased approximately 3% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Rest of Europe

Our domestic cement sales volumes of our operations in our Rest of Europe segment decreased approximately 6% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes decreased approximately 7% over the same period. Our cement export volumes of our operations in our Rest of Europe segment decreased approximately 20% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. Our net sales from our operations in our Rest of Europe segment represented approximately 3% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our average sales prices of domestic cement from our operations in our Rest of Europe segment decreased approximately 5%, in Euro terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average sales prices of ready-mix concrete decreased approximately 1%, in Euro terms, over the same period. For the three-month period ended March 31, 2016, cement represented approximately 54%, ready-mix concrete approximately 34% and our aggregates and other businesses approximately 12% of net sales in Mexican Peso terms from our operations in our Rest of Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales in our Rest of Europe segment, in Euro terms, decreased approximately 4% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

South, Central America and the Caribbean

For the three-month period ended March 31, 2016, our operations in the South, Central America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operations in this region, in addition to our Rest of South, Central America and the Caribbean (“Rest of SAC”) segment consisted of our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. As of March 31, 2016, our operations in the SAC region represented approximately 8% of our total assets. Our net sales from our operations in the South, Central America and the Caribbean region represented approximately 12% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the SAC region.

Colombia

Our domestic cement sales volumes from our operations in Colombia increased approximately 9% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes decreased approximately 12% over the same period. During the quarter our cement market position improved versus both the fourth and first quarter of 2015. The residential and infrastructure sectors continued as the main drivers of demand during the quarter. The residential sector growth was supported by the middle-income segment which benefited from government-sponsored programs. Our net sales from our operations in Colombia represented approximately 4% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our average sales prices of domestic cement from our operations in Colombia increased approximately 13%, in Colombian Peso terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, while our average sales prices of ready-mix concrete increased approximately 6%, in Colombian Peso terms, over the same period. For the three-month period ended

March 31, 2016, cement represented approximately 57%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 17% of our net sales in Mexican Peso terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales prices and sales volumes and the increase in ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 13% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in our Rest of SAC segment remained flat for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes decreased approximately 17% over the same period. Our net sales from our operations in our Rest of SAC segment represented approximately 8% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our cement export volumes of our operations in our Rest of SAC segment, which represented approximately 10% of our Rest of SAC cement sales volumes for the three-month period ended March 31, 2016, remained flat compared to the comparable period in 2015. Our average sales prices of domestic cement from our operations in our Rest of SAC segment decreased approximately 7%, in Dollar terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average sales prices of ready-mix concrete decreased approximately 3%, in Dollar terms, over the same period. For the three-month period ended March 31, 2016, cement represented approximately 77%, ready-mix concrete approximately 17% and our other businesses approximately 6% of net sales in Mexican Peso terms from our operations in our Rest of SAC segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volume and sales price and by the decrease in domestic cement sales price, net sales of our operations in our Rest of SAC segment, in Dollar terms, decreased approximately 9% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Asia, Middle East and Africa

For the three-month period ended March 31, 2016, our operations in the Asia, Middle East and Africa region consisted of our operations in the Philippines and Egypt, which represent the most significant operations in this region, in addition to our Rest of Asia, Middle East and Africa segment, which consisted of our operations in the United Arab Emirates, Israel, China and Malaysia. As of March 31, 2016, our operations in the Asia, Middle East and Africa region represented approximately 5% of our total assets. Our net sales from our operations in the Asia, Middle East and Africa region represented approximately 12% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia, Middle East and Africa region.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines increased approximately 10% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in our domestic cement sales volumes resulted primarily from improved demand in all sectors. The residential sector was supported by robust remittances, stable inflation and low mortgage rates. The industrial-and-commercial sector experienced improved demand from the continued expansions in business process outsourcing services and tourism-related projects. Regarding infrastructure, volume growth was driven by an increase in government outlays during the quarter. Our cement export volumes of our operations in the Philippines, which represented approximately 1% of our Philippines cement sales volumes for the three-month period ended March 31, 2016, decreased approximately 39% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. Our net sales from our operations in the Philippines represented approximately 4% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our average sales prices of domestic cement from our operations in the Philippines increased approximately 4%, in Philippine

Peso terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015. For the three-month period ended March 31, 2016, cement represented approximately 97% and our ready-mix concrete and other businesses approximately 3% of our net sales in Mexican Peso terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement sales volumes and sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 15% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Egypt

Our domestic cement sales volumes from our operations in Egypt increased approximately 17% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, while ready-mix concrete sales volumes decreased approximately 6% over the same period. The increase in domestic cement sale volumes was driven mainly by continued residential and infrastructure activity, as well as improved weather conditions. Government projects related to the Suez Canal tunnels and low-income housing continued to drive cement demand during the quarter. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the three-month period ended March 31, 2016, in Mexican Peso terms. Our average sales prices of domestic cement of our operations in Egypt decreased by approximately 11%, in Egyptian Pound terms, during the three-month period ended March 31, 2016, and our average sales prices of ready-mix concrete increased approximately 4%, in Egyptian Pound terms, over the same period. For the year three-month period ended March 31, 2016, cement represented approximately 84%, ready-mix concrete approximately 12% and our aggregates and other businesses approximately 4% of net sales in Mexican Peso terms from our operations in Egypt before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement sales volumes and ready-mix concrete sales price, partially offset by decreases in domestic cement sales prices and ready-mix concrete sales volumes, our net sales in Egypt, in Egyptian Pound terms, increased approximately 3% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Rest of Asia, Middle East and Africa

Our domestic cement sales volumes of our operations in our Rest of Asia, Middle East and Africa segment decreased approximately 59% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and ready-mix concrete sales volumes increased approximately 2% over the same period. Our net sales from our operations in our Rest of Asia, Middle East and Africa segment represented approximately 5% of our total net sales for the three-month period ended March 31, 2016 in Mexican Peso terms before eliminations resulting from consolidation. Our cement export volumes of our operations in our Rest of Asia, Middle East and Africa segment, which represented approximately 8% of our cement sales volumes in our Rest of Asia, Middle East and Africa segment for the three-month period ended March 31, 2016, increased significantly for the three-month period ended March 31, 2016 compared to the comparable period in 2015. Our average sales prices of domestic cement from our operations in our Rest of Asia, Middle East and Africa segment decreased approximately 2%, in Dollar terms, for the three-month period ended March 31, 2016 compared to the comparable period in 2015, and our average sales prices of ready-mix concrete increased approximately 3%, in Dollar terms, over the same period. For the three-month period ended March 31, 2016, cement represented approximately 6%, ready-mix concrete approximately 69% and our aggregates and other businesses approximately 25% of our net sales in Mexican Peso terms from our operations in our Rest of Asia, Middle East and Africa segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in ready-mix concrete sales volume and sales prices, partially offset by decreases in domestic cement sales volume and sales price, net sales in our Rest of Asia, Middle East and Africa segment, in Dollar terms, increased approximately 7% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment increased approximately 20% for the three-month period ended March 31, 2016 compared to the comparable period in 2015, in Dollar terms. The increase resulted primarily from improvements in our trading operations and revenue from the finalization of an energy project during the period. For the three-month period ended March 31, 2016, our information technology solutions company represented approximately 28% and our trading operations represented approximately 41% of our net sales in our Others segment, in Dollar terms.

Cost of Sales. Our cost of sales increased approximately 12%, from Ps34,594 million for the three-month period ended March 31, 2015 to Ps38,717 million in the comparable period in 2016, primarily due to higher sales volumes. As a percentage of net sales, cost of sales decreased from 69.3% to 67.8% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The decrease in cost of sales as a percentage of net sales was mainly driven by improved operating efficiencies. Our cost of sales includes depreciation, as well as freight expenses of raw materials used in our production process.

Gross Profit. Driven by increases in our net sales and for the reasons explained above, our gross profit increased approximately 20%, from Ps15,340 million for the three-month period ended March 31, 2015 to Ps18,368 million in the comparable period in 2016. As a percentage of net sales, gross profit increased from 30.7% to 32.2% for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Operating Expenses. Our operating expenses increased approximately 17%, from Ps10,279 million for the three-month period ended March 31, 2015 to Ps11,979 million in the comparable period in 2016. As a percentage of net sales, our operating expenses increased from approximately 20.6% for the three-month period ended March 31, 2015 to 21.0% in the comparable period in 2016, mainly as a result of our higher administrative and selling expenses. Our administrative, selling and distribution expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the administrative and selling expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the distribution expenses line item. For the three-month periods ended March 31, 2015 and 2016, selling expenses included as part of the selling and administrative expenses line item amounted to approximately Ps1,452 million and Ps1,633 million, respectively.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net, increased approximately 26% from Ps5,061 million for the three-month period ended March 31, 2015 to Ps6,389 million in the comparable period in 2016. As a percentage of net sales, operating earnings before other expenses, net, increased from approximately 10.1% for the three-month period ended March 31, 2015 to 11.2% in the comparable period in 2016. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net, on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net from our operations in Mexico increased approximately 6%, from operating earnings before other expenses, net of Ps3,100 million for the three-month period ended March 31, 2015 to operating earnings before other expenses, net, of Ps3,293 million in the comparable period in 2016, in Mexican Peso terms. The increase resulted primarily from higher contributions in our products.

United States

Our operating earnings (loss) before other expenses, net, from our operations in the United States, in Dollar terms, increased approximately 119% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in our operating earnings (loss) before other expenses, net, resulted primarily from an increase in net sales.

Europe

United Kingdom

Our operating earnings before other expenses, net, from our operations in the United Kingdom, in Pound terms, increased approximately 24% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in our operating earnings before other expenses, net, resulted primarily from an increase in net sales.

Germany

Our operating loss before other expenses, net, from our operations in Germany, in Euro terms, increased approximately 2% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in our operating loss before other expenses, net, resulted primarily from a decrease in net sales.

France

Our operating earnings before other expenses, net, from our operations in France, in Euro terms, decreased significantly for the three-month period ended March 31, 2016 compared to the comparable period in 2015.

Spain

Our operating earnings before other expenses, net, from our operations in Spain, in Euro terms, increased approximately 13% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in operating earnings before other expenses, net, resulted primarily from an increase in our export sales volumes.

Rest of Europe

Our operating loss before other expenses, net, from our operations in our Rest of Europe segment, in Euro terms, increased approximately 18% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in operating loss before other expenses, net, resulted primarily from a decrease in net sales.

South, Central America and the Caribbean

Colombia

Our operating earnings before other expenses, net, from our operations in Colombia, in Colombian Peso terms, increased approximately 18% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in our operating earnings before other expenses, net, resulted primarily from an increase in net sales.

Rest of South, Central America and the Caribbean

Our operating earnings before other expenses, net, from our Rest of SAC segment, in Dollar terms, decreased approximately 6% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The decrease in operating earnings before other expenses, net, resulted primarily from a decrease in net sales.

Asia, Middle East and Africa

The Philippines

Our operating earnings before other expenses, net, from our operations in the Philippines, in Philippine Peso terms, increased approximately 51% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in operating earnings before other expenses, net, resulted primarily from an increase in net sales.

Egypt

Our operating earnings before other expenses, net, from our operations in Egypt, in Egyptian Pound terms, increased approximately 3% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in operating earnings before other expenses, net, resulted primarily from an increase in net sales.

Rest of Asia, Middle East and Africa

Our operating earnings before other expenses, net, from our operations in the Rest of Asia, Middle East and Africa, in Dollar terms, increased approximately 57% for the three-month period ended March 31, 2016 compared to the comparable period in 2015. The increase in operating earnings before other expenses, net, resulted primarily from increases in net sales and export net sales.

Others

Our operating loss before other expenses, net, from our operations in our Others segment, in Dollar terms, increased approximately 28% for the three-month period ended March 31, 2015 compared to the comparable period in 2016.

Other Income (Expenses), Net. Our other income (expenses), net, decreased significantly, from an income of approximately Ps25 million for the three-month period ended March 31, 2015 to an expense of approximately Ps263 million in the comparable period in 2016, in Mexican Peso terms. The decrease resulted primarily from increased restructuring costs and decreased results from the sale of assets and others, net for the three-month period ended March 31, 2015 relative to the comparable period in 2016. The most significant items included under this caption for the three-month periods ended March 31, 2015 and 2016 are as follows:

	For the Three-month periods Ended March 31,
	2015	2016
	(in millions of Mexican Pesos)
Impairment losses	(187)	(215)
Restructuring costs	(96)	(245)
Charitable contributions	(4)	(4)
Results from the sale of assets and others, net	312	201

	25	(263)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Three-month periods Ended March 31,
	2015	2016
	(in millions of Mexican Pesos)
Financial items:
Financial expense	(5,142)	(4,821)
Other financial income (expense), net:
Financial income	54	139
Results from financial instruments	(891)	397
Foreign exchange results	887	(7)
Effects of net present value on assets and liabilities and others, net	(216)	(265)

	(5,308)	(4,557)

Our financial items for the three-month period ended March 31, 2016, which comprises financial expense and other financial income (expense), net, as reported in our statements of operations, decreased approximately 14% from an expense of Ps5,308 million for the three-month period ended March 31, 2015 to an expense of Ps4,557 million in the comparable period in 2016. The components of the change are shown above.

Our financial expense decreased approximately 6%, from Ps5,142 million for the three-month period ended March 31, 2015 to Ps4,821 million in the comparable period in 2016, primarily attributable to lower interest rates on our financial debt. Our other financial income (expense), net decreased significantly, from an expense of Ps166 million for the three-month period ended March 31, 2015 to an income of Ps264 million in the comparable period in 2016. Our foreign exchange results decreased significantly, from a gain of Ps887 million for the three-month period ended March 31, 2015 to a loss of approximately Ps7 million in the comparable period in 2016, primarily attributable to the fluctuation of the Mexican Peso against the U.S. Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased by approximately 23% from an expense of Ps216 million for the three-month period ended March 31, 2015 to an expense of Ps265 million in the comparable period in 2016.

Derivative Financial Instruments. For the three-month periods ended March 31, 2015 and 2016, our derivative financial instruments that had a potential impact on our other financial income consisted of equity forward contracts on third-party shares, interest rate swaps contracts and derivatives related to energy projects.

For the three-month period ended March 31, 2016, our loss from our financial instruments decreased significantly for the reasons described above. See “—Liquidity and Capital Resources—Our Other Financial Obligations—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased approximately 51% from an expense of Ps1,542 million for the three-month period ended March 31, 2015 to an expense of Ps758 million in the comparable period in 2016.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for the three-month period ended March 31, 2016 increased significantly from a net loss from continuing operations of Ps1,985 million for the three-month period ended March 31, 2015 to a net income from continuing operations of Ps853 million in the comparable period in 2016.

Discontinued operations, net of tax. For the three-month periods ended March 31, 2015 and 2016, our discontinued operations included in our consolidated statements of operations amounted, net of tax, to a loss of Ps19 million and an income of Ps19 million, respectively. See note 3A to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

Consolidated Net Income (Loss). For the reasons described above, our consolidated net income (loss) (before deducting the portion allocable to non-controlling interest) for the three-month period ended March 31, 2016 increased significantly, from a consolidated net loss of Ps2,004 million for the three-month period ended March 31, 2015 to a consolidated net income of Ps872 million in the comparable period in 2016.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income increased approximately 1%, from a gain of Ps237 million for the three-month period ended March 31, 2015 to a gain of Ps239 million in the comparable period in 2016, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest.

Controlling Interest Net Income (Loss). Controlling interest net income (loss) represents the difference between our consolidated net income (loss) and non-controlling interest net income (loss), which is the portion of our consolidated net income (loss) attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income (loss) increased significantly, from a net loss of Ps2,241 million for the three-month period ended March 31, 2015 to a controlling interest net income of Ps633 million in the comparable period in 2016.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially decrease our net income and decrease cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations before interest, coupons on Perpetual Debentures and income taxes paid in cash increased 74% from Ps4,281 million for the three-month period ended March 31, 2015 to Ps7,438 million in the comparable period in 2016. See our statement of cash flows for the three-month periods ended March 31, 2015 and 2016 included herein.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for the three-month periods ended March 31, 2015 and 2016.

Our primary sources and uses of cash during the three-month periods ended March 31, 2015 and 2016 were as follows:

	Three-month periods Ended March 31,
	2015	2016
	(in millions of Mexican Pesos)
Operating Activities
Consolidated net income (loss)	(2,004)	872
Discontinued operations, net of tax	(19)	19

Net income (loss) from continuing operations	(1,985)	853
Non-cash items	10,698	9,271
Changes in working capital, excluding income taxes	(4,432)	(2,686)

Net cash flows provided by operating activities from continuing operations before interest, coupons on Perpetual Debentures and income taxes	4,281	7,438

Financial expense and coupons on Perpetual Debentures and income taxes paid in cash	(6,700)	(5,548)
Net cash flows (used in) provided by operating activities of continuing operations	(2,419)	1,890
Net cash flows provided by operating activities of discontinued operations	66	46

Net cash flows (used in) provided by operating activities	(2,353)	1,936

Investing Activities
Property, machinery and equipment, net	(1,743)	(1,288)
Disposal of subsidiaries and associates, net	(613)	—
Other long-term assets and others, net	(1,397)	(1,508)

Net cash flows used in investing activities of continuing operations	(3,753)	(2,796)

	Three-month periods Ended March 31,
	2015	2016
	(in millions of Mexican Pesos)
Net cash flows used in investing activities of discontinued operations	(23)	(10)

Net cash flows used in investing activities	(3,776)	(2,806)

Financing Activities
Derivative financial instruments	86	75
Issuance (repayment) of debt, net	8,355	9,408
Securitization of trade receivables	(413)	(416)
Non-current liabilities, net	(273)	(159)

Net cash flows provided by financing activities	7,755	8,908

Increase in cash and cash equivalents of continuing operations	1,583	8,002
Increase in cash and cash equivalents of discontinued operations	43	36
Cash conversion effects, net	(25)	(1,320)
Cash and cash equivalents at the beginning of the period	12,589	15,280

Cash and cash equivalents at the end of the period	14,190	21,998

March 31, 2016. During the three-month period ended March 31, 2016, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps1,320 million, there was an increase in cash and cash equivalents of continuing operations of approximately Ps8,002 million. This increase was a result of our net cash flows provided by operating activities of continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps5,548 million, amounted to approximately Ps1,890 million, and by our net cash flows provided by financing activities, which amounted to approximately Ps8,908 million, partially offset by our net cash flows used in investing activities of approximately Ps2.8 billion.

For the three-month period ended March 31, 2016, our net cash flows provided by operating activities included cash flows used in working capital of approximately Ps2,686 million, which was primarily comprised of cash flows disbursed by trade receivables and payables, other accounts receivable and other assets and inventories, for an aggregate amount of approximately Ps4.6 billion, partially offset by cash flows originated by other accounts payable and accrued expenses for an aggregate amount of approximately Ps1.9 billion.

During the three-month period ended March 31, 2016, our net cash flows used in operating activities after financial expense, Perpetual Debenture coupons and income taxes paid in cash increased our cash flow by approximately Ps1.9 billion. In addition, our net cash flows provided by financing activities increased our cash flow by approximately Ps8,908 million, which was generated mainly in connection with the issuance of debt, net and derivative financial instruments for an aggregate amount of approximately Ps9.5 billion, partially offset by our securitization of trade receivables and non-current liabilities, net, for an aggregate amount of Ps575 million. Our net cash flows used in investing activities decreased our cash flow by approximately Ps2.8 billion, which was disbursed in connection with property, plant and equipment, net and other long-term assets and others, net, for an aggregate amount of approximately Ps2.8 billion.

March 31, 2015. During the three-month period ended March 31, 2015, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of Ps25 million, there was an increase in cash and cash equivalents of continuing operations of approximately Ps1,583 million. This increase was generated by our net cash flows provided by financing activities of continuing operations of approximately Ps7,755 million, partially offset by our net cash flows used in operating activities of continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps6,700 million, amounted to approximately Ps2,419 million, and by our net cash flows used in investing activities of approximately Ps3.8 billion.

For the three-month period ended March 31, 2015, our net cash flows used in operating activities included cash flows applied in working capital of approximately Ps4,432 million, which was primarily comprised of cash flows applied in trade receivables, net, other accounts receivable and other assets and inventories for an aggregate amount of approximately Ps6.5 billion, partially offset by cash flows originated by trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps2.1 billion.

During the three-month period ended March 31, 2015, our net cash flows used in operating activities after financial expense, Perpetual Debenture coupons and income taxes paid in cash decreased our cash flow by approximately Ps2.4 billion. Our net cash flows used in investing activities also decreased our cash flow by approximately Ps3.8 billion, which was disbursed mainly in connection with property, machinery and equipment, net, disposal of subsidiaries and associates, net and other long-term assets and others, net. In addition, our net cash flows provided by financing activities increased our cash flow by approximately Ps7,755 million, which was generated mainly in connection with the issuance of debt, net and derivative financial instruments for an aggregate amount of approximately Ps8.4 billion, partially offset by our securitization of trade receivables and non-current liabilities, net, for an aggregate amount of approximately Ps686 million.

As of March 31, 2016, we had the following uncommitted lines of credit, at annual interest rates ranging between approximately 2.0% and 7.7%, depending on the negotiated currency:

	Lines of credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	7,523	5,592
Other lines of credit from banks	4,034	4,034

Capital Expenditures

Our capital expenditures incurred for the three-month periods ended March 31, 2015 and 2016, and our expected capital expenditures for the remaining nine-month period ended December 31, 2016, which include an allocation to 2016 of a portion of our total future committed amount, are as follows:

	Actual For the Three-month periods Ended March 31,		Estimated For the Remaining Nine-month period Ended December 31, 2016
	2015	2016
	(in millions of Dollars)
Mexico	6	2	71
United States	56	38	171
Europe
United Kingdom	11	2	26
Germany	3	2	17
France	1	3	18
Spain	1	1	13
Rest of Europe	3	3	30
SAC
Colombia	30	39	131
Rest of SAC	24	4	41
Asia, Middle East and Africa
Philippines	7	1	16
Egypt	7	4	17
Rest of Asia, Middle East and Africa	—	2	23
Others	1	2	23

Continuing operations	150	103	597

Discontinued operations	2	1	—

Total consolidated	152	104	597

Of which:
Expansion capital expenditures	76	51	201
Base capital expenditures	76	53	396

As of the date of this filing, plans for capital expenditures for the remaining nine-month period ended December 31, 2016 are expected to be U.S.$604 million. Pursuant to the Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1,000,000,000 (excluding certain capital expenditures, joint venture investments and acquisitions by each of CEMEX Latam Holdings, S.A. (“CEMEX Latam”) and CHP and their respective subsidiaries), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$500 million (or its equivalent) for each of CEMEX Latam and its subsidiaries and CHP and its subsidiaries, in each case, the amounts of which allowed for permitted acquisitions and investments in joint ventures cannot exceed U.S.$400 million per year.

Our Indebtedness

As of March 31, 2016, we had reported approximately Ps280,068 million (U.S.$16,208 million) (principal amount Ps283,271 million (U.S.$16,393 million), excluding deferred issuance costs) of total debt plus other financial obligations, which does not include approximately Ps7,672 million (U.S.$444 million) of Perpetual Debentures, which includes debt of ours held by us but excludes a portion of Perpetual Debentures canceled on April 28, 2016 and on May 13, 2016. See note 14B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein. Of our total debt plus other financial obligations, approximately 4% were short-term (including current maturities of long-term debt) and 96% were long-term. As of March 31, 2016, approximately 82% of our total debt plus other financial obligations was Dollar-denominated, approximately 16% was Euro-denominated, approximately 1% was Mexican Peso-denominated and 1% was denominated in other currencies.

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched an exchange offer and consent request (the “2012 Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement (together, the “2012 Amendment Consents”). In addition, CEMEX, S.A.B. de C.V. and certain of its subsidiaries offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the 2012 Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our June 2018 U.S. Dollar Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, CEMEX, S.A.B. de C.V. and certain of its subsidiaries successfully completed the refinancing transactions contemplated by the 2012 Exchange Offer and Consent Request (collectively, the “2012 Refinancing Transaction”), and CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “2012 Amendment and Restatement Agreement”), pursuant to which the 2012 Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (as amended from time to time, the “2012 Facilities Agreement”), pursuant to which CEMEX, S.A.B. de C.V. and certain of its subsidiaries were deemed to borrow loans from those Participating Creditors participating in the 2012 Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the 2012 Refinancing Transaction, Participating Creditors received (i) approximately U.S.$6,155 million in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the June 2018 U.S. Dollar Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes, which had remained outstanding under the 2009 Financing Agreement as of September 17, 2012, were subsequently repaid in full, as a result of prepayments made in accordance with the 2012 Facilities Agreement.

On September 29, 2014, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement, as amended and restated (the “Credit Agreement”) for U.S.$1.35 billion with nine of the main lending banks from its 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million).

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches. As a result, as of March 31, 2016, total commitments under the Credit Agreement included (i) approximately €621 million (U.S.$707 million or Ps12,223 million) and (ii) approximately U.S.$3,149 million (Ps54,419 million), out of which about U.S.$735 million (Ps12,707 million) were in a revolving credit facility. The Credit Agreement currently has an amortization profile, considering all commitments, of 10% in 2017;

25% in 2018; 25% in 2019; and 40% in 2020. As a result of this refinancing, we have no significant debt maturities until September 2017, when approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement become due. See note 16B to our audited consolidated financial statements included in the 2015 Annual Report.

In March 2016, CEMEX, S.A.B. de C.V. repaid the full outstanding amount (approximately U.S.$352 million) of its 3.250% Convertible Subordinated Notes due 2016 (the “March 2016 Optional Convertible Subordinated U.S. Dollar Notes”).

In February 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries launched a consent request to lenders under the Credit Agreement, pursuant to which lenders were requested to consent to certain amendments to the Credit Agreement, including certain amendments in relation to the implementation of CEMEX’s plan to divest certain assets in the Philippines, certain amendments to financial covenants, and other related technical amendments (together, the “2016 Credit Agreement Amendments”). The 2016 Credit Agreement Amendments allow CEMEX the right, subject to meeting local requirements in the Philippines, to sell a minority stake in CHP, a subsidiary that directly and indirectly mainly owns CEMEX’s cement manufacturing assets in the Philippines. On March 7, 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries obtained the requisite consents from lenders under the Credit Agreement to make the 2016 Credit Agreement Amendments. The 2016 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled on March 17, 2016.

In addition, the 2016 Credit Agreement Amendments effect changes to the margin grid in the Credit Agreement such that if the consolidated leverage ratio (as defined in the Credit Agreement) is greater than 5.50 times in the reference periods ending on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin will be 425 bps instead of 400 bps. All other levels in the margin grid remain unchanged.

Finally, pursuant to the 2016 Credit Agreement Amendments (i) the consolidated leverage ratio covenant (as defined in the Credit Agreement) will remain at 6.0 times until and including March 31, 2017 and will gradually decline to 4.0 times by June 30, 2020; and (ii) the consolidated coverage ratio covenant (as defined in the Credit Agreement) will remain at 1.85 times until and including March 31, 2017, increasing then to 2.0 times on June 30, 2017 and to 2.25 times on December 31, 2017, and remaining at this level for each subsequent reference period.

CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged under pledge agreements or transferred to a trustee under a security trust substantially all the shares of CEMEX México, S.A. de C.V. (“CEMEX México”), Cemex Operaciones México, S.A. de C.V. (“Cemex Operaciones México”) (formerly known as Centro Distribuidor de Cemento, S.A. de C.V., as successor by merger to Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V.), CEMEX TRADEMARKS HOLDING Ltd. (“CTH”), New Sunward Holding B.V. (“New Sunward”) and CEMEX España as collateral (together, the “Collateral”), and all proceeds of the Collateral, to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3––Key Information––Risk Factors—Risks Relating to Our Business—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Credit Agreement, the Senior Secured Notes and other financing arrangements” in the 2015 Annual Report.

As of March 31, 2016, we reported in our balance sheet an aggregate principal amount of outstanding debt under the Credit Agreement of approximately Ps53,504 million (U.S.$3,096 million) (principal amount Ps53,936 million (U.S.$3,121 million), excluding deferred issuance costs). As of March 31, 2016, we had full availability under the U.S.$735 million revolving credit facility. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all” in the 2015 Annual Report.

For a discussion of restrictions and covenants under the Credit Agreement, see “Item 3––Key Information––Risk Factors—Risks Relating to Our Business—The Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” in the 2015 Annual Report.

For a description of the Senior Secured Notes, see “—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	Senior Secured Notes	Credit Agreement	Perpetual Debentures	CBs(1)
Amount outstanding as of March 31, 2016(2)	U.S.$10,957 million (Ps189,341 million) (principal amount U.S.$11,047 million (Ps190,890 million))	U.S.$3,096 million (Ps53,504 million) (principal amount U.S.$3,121 million (Ps53,936 million))	U.S.$444 million (Ps7,672 million)	U.S.$37 million (Ps634 million)
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX México, S.A. de C.V.	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓		✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓
New Sunward Holding B.V.	✓	✓	✓
CEMEX España, S.A.	✓	✓
Cemex Asia B.V.	✓	✓
CEMEX Corp.	✓	✓
CEMEX Finance LLC	✓	✓
Cemex Egyptian Investments B.V.	✓	✓
Cemex Egyptian Investments II B.V.	✓	✓
CEMEX France Gestion (S.A.S.)	✓	✓
Cemex Research Group AG	✓	✓
Cemex Shipping B.V.	✓	✓
CEMEX UK	✓	✓

(1)	Includes long-term secured CBs.
(2)	Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable, but excludes a portion of Perpetual Debentures canceled on April 28, 2016 and on May 13, 2016.

In addition, as of March 31, 2016, (i) CEMEX Materials LLC is a borrower of Ps271 million (U.S.$16 million) under other debt facilities and other financial obligations, and of Ps2,723 million (U.S.$158 million) (principal amount Ps2,590 million (U.S.$150 million)) under an indenture, which is guaranteed by CEMEX Corp.; and (ii) several of our other operating subsidiaries were borrowers under debt facilities and other financial obligations aggregating Ps1,348 million (U.S.$78 million).

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

Relevant Transactions Related to Our Indebtedness During the Three-Month Period Ended March 31, 2016

As of March 31, 2016, we had approximately Ps280,068 million (U.S.$16,208 million) (principal amount Ps283,271 million (U.S.$16,393 million), excluding deferred issuance costs) of total debt plus other financial obligations in our balance sheet, which does not include approximately Ps7,672 million (U.S.$444 million) of Perpetual Debentures, which includes debt of ours held by us but excludes a portion of Perpetual Debentures canceled on April 28, 2016 and on May 13, 2016. As of March 31, 2016, approximately 82% of our total debt plus other financial obligations was Dollar-denominated, approximately 16% was Euro-denominated, approximately 1% was Mexican Peso-denominated and 1% was denominated in other currencies. Our financing activities through December 31, 2015 are described in the 2015 Annual Report. The following is a description of our most important transactions related to our indebtedness for the three-month period ended March 31, 2016:

•	On March 7, 2016, CEMEX, S.A.B. de C.V. and certain of its subsidiaries obtained the requisite consents from lenders under the Credit Agreement to make the 2016 Credit Agreement Amendments. The 2016 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled on March 17, 2016.

•	On March 15, 2016, CEMEX, S.A.B. de C.V. repaid the remaining (approximately U.S.$352 million aggregate principal amount) outstanding of its March 2016 Optional Convertible Subordinated U.S. Dollar Notes at their maturity.

•	On March 16, 2016, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of the March 2026 U.S. Dollar Notes.

•	On May 3, 2016, CEMEX España, acting through its Luxembourg branch, completed the redemption of the remaining (approximately U.S.$604 million aggregate principal amount) outstanding of its April 2019 U.S. Dollar Notes, including some notes held by CEMEX, and the remaining (approximately €179.2 million aggregate principal amount) outstanding of its April 2019 Euro Notes.

•	On May 10, 2016, CEMEX, S.A.B. de C.V. issued an irrevocable notice of redemption with respect to the June 2018 U.S. Dollar Notes, pursuant to which it will complete the redemption of the remaining U.S.$446 million aggregate principal amount of the June 2018 U.S. Dollar Notes on June 15, 2016.

•	On May 12, 2016, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$179 million aggregate principal amount of the October 2018 U.S. Dollar Notes and U.S.$219 million aggregate principal amount of the December 2019 U.S. Dollar Notes.

•	Since March 31, 2016, CEMEX, S.A.B. de C.V. has canceled U.S.$232,087,939 aggregate principal amount of Perpetual Debentures held by us.

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2015 and March 31, 2016 are detailed as follows:

	December 31, 2015						March 31, 2016
	Short- term		Long- term		Total		Short- term		Long- term		Total
I. March 2020 Optional Convertible Subordinated U.S. Dollar Notes	Ps	—	Ps	8,569	Ps	8,569	Ps	—	Ps	8,616	Ps	8,616
II. March 2018 Optional Convertible Subordinated U.S. Dollar Notes		—		10,826		10,826		—		10,969		10,969
III. March 2016 Optional Convertible Subordinated U.S. Dollar Notes		6,007		—		6,007		—		—		—
IV. November 2019 Mandatory Convertible Mexican Peso Notes		239		961		1,200		248		897		1,145
V. Liabilities secured with accounts receivable		9,071		1,430		10,501		8,976		1,150		10,126
VI. Capital leases		270		1,482		1,752		270		1,427		1,697

	Ps	15,587	Ps	23,268	Ps	38,855	Ps	9,494	Ps	23,059	Ps	32,553

As mentioned in note 2F to our audited consolidated financial statements included in the 2015 Annual Report, financial instruments convertible into CEMEX, S.A.B. de C.V.’s CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

March 2020 Optional Convertible Subordinated U.S. Dollar Notes

During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps8,977 million) aggregate principal amount of its March 2020 Optional Convertible Subordinated U.S. Dollar Notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs, and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of the Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. As of December 31, 2015, the conversion price per ADS was approximately U.S.$11.9041, and as of the date of this report, has been further adjusted to U.S.$11.4463. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2015 was 84.0044 ADSs per each U.S.$1 thousand principal amount of such notes, and as of the date of this report, this has been further adjusted to 87.3646 ADSs per each per U.S.$1 thousand principal amount of such notes. See note 16B to our audited consolidated financial statements included in the 2015 Annual Report.

March 2016 and March 2018 Optional Convertible Subordinated U.S. Dollar Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and U.S.$690 million (Ps8,211 million) aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of December 31, 2015, the conversion price per ADS was approximately U.S.$9.2746, and with regards to the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, as of the date of this report, this has been further adjusted to U.S.$8.9179. After antidilution adjustments, the conversion rate as of December 31, 2015 was 107.8211 ADSs per each U.S.$1 thousand principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, and with regards to the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, as of the date of this report, this has been further adjusted to 112.1339 ADSs per each per U.S.$1 thousand principal amount of such notes.

A portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. See notes 16B and 16D to our audited consolidated financial statements included in the 2015 Annual Report.

As of December 31, 2015, U.S.$352 million of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes remained outstanding. During 2015, CEMEX amended a portion of the capped calls entered into in March 2011 with the purpose of unwinding the position. As a result, we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our audited consolidated financial statements included in the 2015 Annual Report. In March 2016, CEMEX, S.A.B. de C.V. repaid the full outstanding amount (approximately U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes.

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into mandatorily convertible securities in pesos for approximately U.S.$315 million (Ps4,126 million) of the November 2019 Mandatory Convertible Mexican Peso Notes. Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps27.27 into approximately 227 million CPOs at a conversion price of approximately Ps18.18 per CPO. The conversion rate is 489.5266 CPOs per each convertible obligation. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division (see note 2D to our audited consolidated financial statements included in the 2015 Annual Report), the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the statement of operations, recognizing an initial effect of Ps365 million. Changes in fair value of the conversion option generated losses of approximately U.S.$15 million (Ps264 million) for the three-month period ended March 31, 2016 compared to gains of approximately U.S.$1 million (Ps12 million) for the same period of 2015. See note 11B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2015 and March 31, 2016, trade accounts receivable include receivables of Ps12,858 million (U.S.$746 million) and Ps13,210 million (U.S.$764 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,357 million as of December 31, 2015 and Ps3,085 million as of March 31, 2016. Therefore, the funded amount to CEMEX was Ps10,501 million (U.S.$609 million) for the year ended December 31, 2015 and Ps10,125 million (U.S.$586 million) for the three-month period ended March 31, 2016. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps71 million (U.S.$5 million) and Ps66 million (U.S.$4 million) for the three-month periods ended March 31, 2015 and March 31, 2016, respectively. Our securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of March 31, 2016 in Mexico, the United States, France and the United Kingdom mature in April 2017, March 2017, March 2017 and March 2017, respectively. See note 8 to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

Capital Leases

As of December 31, 2015 and March 31, 2016, we held several operating buildings and mainly mobile equipment under capital lease contracts for a total of approximately U.S.$102 million (Ps1,752 million) and U.S.$98 million (Ps1,697 million), respectively. See note 11B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

Our Equity Forward Arrangements

As of December 31, 2015, CEMEX had a forward contract to be settled in cash maturing in October 2016 over the price of 59.5 million CPOs of Axtel, S.A.B. de C.V. (“Axtel”), a Mexican telecommunications company that operates in the local, long-distance and data transfer markets, provides subscription based television services and is traded on the Mexican Stock Exchange. CEMEX negotiated this contract to maintain the exposure to changes in the price of this entity. Changes in the fair value of this instrument generated losses of approximately U.S.$2 million (Ps28 million) for the three-month period ended March 31, 2016, compared to gains of approximately U.S.$5 million (Ps77 million) for the same period of 2015, recognized in our statements of operations for each period. In October 2015, Axtel announced its merger with Alestra, S. de R.L. de C.V. (“Alestra”), a Mexican provider of information technology solutions and a subsidiary of Alfa, S.A.B. de C.V. whose merger became effective on February 15, 2016. In connection with this merger, on January 6, 2016, CEMEX settled in cash the forward contract it maintained in shares of Axtel. See notes 16D and 26 to our audited consolidated financial statements included in the 2015 Annual Report.

Perpetual Debentures

As of December 31, 2015 and as of March 31, 2016, non-controlling interest stockholders’ equity included approximately U.S.$440 million (Ps7,581 million) and U.S.$444 million (Ps7,672 million), respectively, representing the notional amount of Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps102 million and Ps118 million for the three-month periods ended March 31, 2015 and 2016, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our audited consolidated financial statements included in the 2015 Annual Report.

As of December 31, 2015, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of December 31, 2015 (in millions)		Repurchase Option	Interest Rate(2)
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd.(1)	February 2007	U.S.$	750	U.S.$	135	Eighth anniversary	L+4.40%
C5 Capital (SPV) Ltd.(1)	December 2006	U.S.$	350	U.S.$	61	Fifth anniversary	L+4.277%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	175	Tenth anniversary	6.772%

(1)	We are restricted to call these Perpetual Debentures under the Credit Agreement.
(2)	The letter “L” included above refers to the London Inter-Bank Offered Rate (“LIBOR”). As of December 31, 2015 and March 31, 2016, 3-month LIBOR was approximately 0.61% and 0.63%, respectively.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders may authorize a stock repurchase program at any annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2013, 2014 and 2015 annual general ordinary shareholders’ meetings held on March 20, 2014, March 26, 2015 and March 31, 2016, respectively, no stock repurchase program has been proposed between March 2013 and the date of this filing. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Credit Agreement and the indentures governing the Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Headed by Cemex Research Group AG (“CEMEX Research Group”), based in Switzerland, research and development (“R&D”) is increasingly assuming a key role as it is recognized as an important contributor to CEMEX’s comprehensive pricing strategy for CEMEX’s products. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. Focus is placed on creating tangible value for our customers by making their business more profitable, but more importantly, as leaders in the industry, there is an underlying mission for CEMEX to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by CEMEX Research Group, which encompasses the areas of Product Development & Construction Trends, Cement Production Technology, Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. The areas of Product Development & Construction Trends and Cement Production Technology are responsible for, among others, developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of CEMEX’s core businesses. Additionally, the Product

Development & Construction Trends and Sustainability areas collaborate to develop and propose construction solutions through consulting and the integration of the aforementioned technologies. The Cement Production Technology and Sustainability areas are dedicated to, among others, operational efficiencies leading to cost reductions and enhancing our CO2 footprint and overall environmental impact through the usage of alternative or biomass fuels and the use of supplementary materials in substitution of clinker. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon foot-print and improve the quality of life in rapidly transforming cities. Underlying CEMEX’s R&D philosophy is a growing culture of global collaboration and coordination, where the Innovation Team identifies and promotes novel collaboration practices, and mobilizes its adoption within CEMEX. Getting closer and understanding our customers is a fundamental transformation within CEMEX, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that will enable us to bring products, solutions, and services to our customers in the most cost-effective and efficient manner.

There are nine laboratories supporting CEMEX’s R&D efforts under a collaboration network. The laboratories are strategically located in close proximity to our plants, and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability as well as in energy management. In addition, CEMEX Research Group actively generates as well as registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically in order to ensure an important technology lock-ins associated with CEMEX technology.

Our Information Technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment. More importantly, thanks to the activities of the Business Process and IT departments, CEMEX is continuously improving and innovating its business processes to adapt them to the dynamically evolving markets, and better serve CEMEX’s needs.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

For the three-month periods ended March 31, 2015 and 2016, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to approximately Ps128 million (U.S.$8 million) and Ps152 million (U.S.$9 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The Credit Agreement

On September 29, 2014, CEMEX, S.A.B. de C.V. entered into the Credit Agreement for U.S.$1.35 billion with nine of the main lending banks from our 2012 Facilities Agreement. On November 3, 2014, five additional banks joined the Credit Agreement as lenders with aggregate commitments of U.S.$515 million, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion (increasing the revolving tranche of the Credit Agreement proportionally to U.S.$746 million). On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the total amount outstanding of approximately U.S.$1.94 billion under the 2012 Facilities Agreement with new funds from 21 financial institutions. These lenders have joined the Credit Agreement under new tranches, allowing us to increase the average life of our syndicated bank debt to approximately four years as of such date. As a result, as of March 31, 2016, total commitments under the Credit Agreement included (i) approximately €621 million (U.S.$707 million or Ps12,223 million) and (ii) approximately U.S.$3,149 million (Ps54,419 million), out of which about U.S.$735 million (Ps12,707 million) were in a revolving credit facility. The Credit Agreement currently has an amortization profile, considering all commitments, of 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. The new tranches share the same guarantors and collateral package as the original tranches under the Credit

Agreement. As a result of this refinancing, we have no significant debt maturities until September 2017, when approximately U.S.$373 million (Ps6,427 million) corresponding to the first amortization under the Credit Agreement become due. See note 16B to our audited consolidated financial statements included in the 2015 Annual Report. See “—Liquidity and Capital Resources—Our Indebtedness.” As of March 31, 2016, we reported in our balance sheet an aggregate principal amount of outstanding debt under the Credit Agreement of approximately Ps53,504 million (U.S.$3,096 million) (principal amount Ps53,936 million (U.S.$3,121 million), excluding deferred issuance costs).

The Credit Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Credit Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” in the 2015 Annual Report.

Senior Secured Notes

The indentures governing the Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur in additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

April 2019 U.S. Dollar and Euro Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 (the “April 2019 U.S. Dollar Notes”) and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes Due 2019 (the “April 2019 Euro Notes” and, together with the April 2019 U.S. Dollar Notes, the “April 2019 U.S. Dollar and Euro Notes”), in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, Cemex Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), Cemex Egyptian Investments II B.V. (“CEMEX Egyptian Investments II”), CEMEX France Gestion (S.A.S.) (“CEMEX France”), CEMEX Research Group, Cemex Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the April 2019 U.S. Dollar and Euro Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. On April 1, 2016, CEMEX España, acting through its Luxembourg branch, issued an irrevocable notice of redemption with respect to the April 2019 U.S. Dollar and Euro Notes. On May 3, 2016, CEMEX España completed the redemption of the remaining U.S.$603.7 million aggregate principal amount of the April 2019 U.S. Dollar Notes and the remaining €179.2 million aggregate principal amount of the April 2019 Euro Notes. See “Recent Developments—Recent Developments Relating to Our Indebtedness—The April 2019 U.S. Dollar and Euro Notes Redemption.”

June 2018 U.S. Dollar Notes. In connection with the 2012 Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500 million aggregate principal amount of its 9.500% U.S. Dollar-Denominated Senior Secured Notes due 2018 (the “June 2018 U.S. Dollar Notes”) to participating creditors that elected to receive the June 2018 U.S. Dollar Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the June 2018 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. On May 10, 2016, CEMEX, S.A.B. de C.V. issued an irrevocable notice of redemption with respect to the June 2018 U.S. Dollar Notes, pursuant to which it will complete the redemption of the remaining U.S.$446 million aggregate principal amount of the June 2018 U.S. Dollar Notes on June 15, 2016. See “Recent Developments—Recent Developments Relating to Our Indebtedness—The June 2018 U.S. Dollar Notes Redemption.”

October 2022 U.S. Dollar Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022 (the “October 2022 U.S. Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2022 U.S. Dollar Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2019 U.S. Dollar Notes. On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2019 U.S. Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

December 2019 U.S. Dollar Notes. On August 12, 2013, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 6.5% Senior Secured Notes due 2019 (the “December 2019 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2021 and October 2018 U.S. Dollar Notes. On October 2, 2013, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due 2021 (the “January 2021 U.S. Dollar Notes”) and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due 2018 (the “October 2018 U.S. Dollar Notes” and, together with the January 2021 U.S. Dollar Notes, the “January 2021 and October 2018 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2021 and October 2018 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2024 U.S. Dollar and April 2021 Euro Notes. On April 1, 2014, CEMEX Finance LLC issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 5.250% Euro-Denominated Senior Secured Notes due 2021 (the “April 2021 Euro Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the April 2024 U.S. Dollar Notes and the April 2021 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2025 U.S. Dollar and January 2022 Euro Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued U.S.$1.1 billion aggregate principal amount of its 5.7% Senior Secured Notes due 2025 (the “January 2025 U.S. Dollar Notes”) €400 million aggregate principal amount of its 4.750% Senior Secured Notes due 2022 (the “January 2022 Euro Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments, Cemex Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 U.S. Dollar Notes and the January 2022 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2025 U.S. Dollar and March 2023 Euro Notes. In March 2015, CEMEX, S.A.B. de C.V. issued U.S.$750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments, Cemex Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 U.S. Dollar Notes and the March 2023 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2026 U.S. Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “March 2026 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Convertible Notes

March 2020 Optional Convertible Subordinated U.S. Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps8,977 million) aggregate principal amount of its 3.72% Convertible Subordinated Notes due March 2020 (the “March 2020 Optional Convertible Subordinated U.S. Dollar Notes”). The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs, and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of the Second March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. As of March 31, 2016, the conversion price per ADS was approximately U.S.$11.4463. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of March 31, 2016 was 87.3646 ADSs per each U.S.$1 thousand principal amount of such notes. See note 11B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

November 2019 Mandatory Convertible Mexican Peso Notes. In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt for approximately U.S.$315 million (Ps4,126 million) of its 10% mandatory convertible notes due 2019 (the “November 2019 Mandatory Convertible Mexican Peso Notes”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps18.18 per CPO. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division, the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the statement of operations, recognizing an initial effect of Ps365 million. See note 2D to our audited consolidated financial statements included in the 2015 Annual Report. Changes in fair value of the conversion option generated gains of approximately U.S.$1 million (Ps12 million) for the three months ended March 31, 2015 and losses of approximately U.S.$15 million (Ps264 million) for the three months ended March 31, 2016. See note 11B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

March 2018 Optional Convertible Subordinated U.S. Dollar Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$690 million (Ps8,211 million) aggregate principal amount of its 3.750% Convertible Subordinated Notes due 2018 (the “March 2018 Optional Convertible Subordinated U.S. Dollar Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of the date of this report, the conversion price per ADS was approximately U.S.$8.9179. After antidilution adjustments, the conversion rate as of the date of this report was 112.1339 ADSs per each U.S.$1 thousand principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. A portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. See notes 16B and 16D to our audited consolidated financial statements included in the 2015 Annual Report. During 2015, CEMEX amended a portion of the capped calls entered into in March 2011 with the purpose of unwinding the position. As a result, we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our audited consolidated financial statements included in the 2015 Annual Report.

Commercial Commitments

On July 30, 2012, we entered into a Master Professional Services Agreement with International Business Machines Corporation (“IBM”). This agreement provides the framework for our contracting for IBM to provide us with the following services: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The agreement provides for these services to be provided to us from July 30, 2012 until August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if it is determined that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations.

As of March 31, 2016, we did not depend on any of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2015 and March 31, 2016, we had material contractual obligations as set forth in the table below.

	As of December 31, 2015	As of March 31, 2016
Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of U.S. Dollars)
Long-term debt	13,303	7	2,229	4,180	7,899	14,315
Capital lease obligations(1)	135	18	37	31	41	127
Convertible notes(2)	1,543	14	666	520	—	1,200

Total debt and other financial obligations(3)	14,981	39	2,932	4,731	7,940	15,642
Operating leases(4)	434	81	178	129	90	478
Interest payments on debt(5)	4,659	927	1,748	1,244	1,497	5,416
Pension plans and other benefits(6)	1,568	147	297	303	825	1,572
Purchases of raw material, fuel and energy(7)	3,963	453	721	638	2,126	3,938

Total contractual obligations	25,605	1,647	5,876	7,045	12,478	27,046
Total contractual obligations (Mexican Pesos)	Ps 441,174	28,460	101,537	121,738	215,620	467,355

(1)	Represents nominal cash flows. As of March 31, 2016, the net present value of future payments under such leases is approximately U.S.$98 million (Ps1,697 million), of which approximately U.S.$22 million (Ps384 million) refers to payments from 1 to 3 years, approximately U.S.$23 million (Ps397 million) refers to payments from 3 to 5 years and approximately U.S.$37 million (Ps646 million) refers to payments of more than 5 years.
(2)	Refers to the components of liability of the convertible notes described in note 16B to our audited consolidated financial statements included in the 2015 Annual Report and assumes repayment at maturity and no conversion of such convertible notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our long-term obligations for others of a similar nature.
(4)	The amounts represent nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$114 million (Ps1,967 million) for the year ended December 31, 2015 and U.S.$30 million (Ps521 million) for the three-month period ended March 31, 2016.
(5)	Estimated cash flows on floating rate denominated debt were determined using the interest rates in effect as of December 31, 2015 and March 31, 2016.

(6)	Represents estimated annual payments under these benefits for the next ten years (see note 18 to our audited consolidated financial statements included in the 2015 Annual Report). Future payments include the estimate of new retirees during such future years.
(7)	Future nominal payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments of energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption of approximately 3,124.1 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, and liquidity or capital resources.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the three-month period ended March 31, 2016, we had net income related to the recognition of changes in fair values of derivative financial instruments of approximately Ps388 million (U.S.$22 million) as compared to a net loss of approximately Ps856 million (U.S.$56 million) in the same period of 2015.

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our audited consolidated financial statements included in the 2015 Annual Report), which we finalized during April 2009. The Credit Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2015		At March 31, 2016		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of U.S. Dollars)
Interest Rate Swaps	157	28	157	33	September 2022
Equity forwards on third-party shares	24	6	—	—	October 2015
Options CEMEX, S.A.B. de C.V. shares	1,145	12	690	38	March 2015 – March 2018
Foreign exchange forward contracts	173	(1)	224	(8)	October 2015

Our Interest Rate Swaps. As of December 31, 2015 and March 31, 2016, we had an interest rate swap maturing in September 2022 with a notional amount of U.S.$157 million, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. For more information, see note 11C to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein. As of December 31, 2015 and March 31, 2016, the fair value of the swap represented assets of approximately U.S.$28 million and U.S.$33 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay at LIBOR. Changes in the fair value of interest rate swaps generated gains of approximately U.S.$3 million (Ps48 million) for the three-month period ended March 31, 2015 and gains of approximately U.S.$5 million (Ps81 million) for the three-month period ended March 31, 2016, which were recognized in the statement of operations for each period. See note 16D to our audited consolidated financial statements included in the 2015 Annual Report and note 11C to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

Our Equity Forwards on Third-Party Shares. On January 6, 2016, in connection with the merger of Alestra and Axtel effective beginning February 15, 2016, the forward contract between a financial counterparty and CEMEX over 59.5 million CPOs of Axtel was cash settled and as a result we received approximately U.S.$4 million (Ps69 million), net of transaction costs. In a separate transaction, considering that as of December 31, 2015, CEMEX held an investment in Axtel that upon completion of the Alestra and Axtel merger will be exchanged proportionately according to the new ownership interests for shares in the new merged entity that will remain public and the attractive business outlook of such new entity, after the settlement of the Axtel forward contract, CEMEX decided to purchase in the market the 59.5 million CPOs of Axtel and incorporate them to CEMEX’s investments available for sale.

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s ADSs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions after antidilution adjustments of over approximately 179 million ADSs (105 million ADSs maturing in March 2016 and 74 million ADSs maturing in March 2018), by means of which, for the March 2016 Convertible Subordinated U.S. Dollar Notes, at maturity of the notes in March 2016, if the price per ADS was above U.S.$9.2746, we would have received in cash the difference between the market price of the ADS and U.S.$9.2746, with a maximum appreciation per ADS of U.S.$13.5552. Likewise, for the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, at maturity of the notes in March 2018, if the price per ADS is above U.S.$9.2746, we will receive in cash the difference between the market price of the ADS and U.S.$9.2746, with a maximum appreciation per ADS of U.S.$14.9821. We paid a total premium of approximately U.S.$222 million. As of December 31, 2015 and March 31, 2016, the fair value of such options represented an asset of approximately U.S.$22 million (Ps380 million) and U.S.$64 million (Ps1,099 million), respectively. For the three-month period ended March 31, 2016, changes in the fair value of this contract generated a gain of approximately U.S.$42 million (Ps718 million), which was recognized in the statement of operations for the period. During 2015, CEMEX amended a portion of the capped calls relating to the March 2016 Optional Convertible Subordinated U.S. Dollar Notes with the purpose of unwinding the position, and as a result we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our audited consolidated financial statements included in the 2015 Annual Report. In March 2016, CEMEX, S.A.B. de C.V. repaid the full outstanding amount (approximately U.S.$352 million) of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes.

On March 30, 2010, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, of over approximately 64 million ADSs maturing in March 2015 in connection with the offering of its 4.875% Convertible Subordinated Notes due 2015 (the “March 2015 Optional Convertible Subordinated U.S. Dollar Notes”) and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s ADSs under such notes, by means of which, by means of which, at maturity of the notes, if the market price per ADS was above the strike price of U.S.$11.1766, we would have received in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately U.S.$4.2987. We paid a premium of approximately U.S.$105 million. In January, 2014, we initiated a process to amend the terms of this capped call transaction, pursuant to which, using the then existing market valuation of the instrument, we received approximately 7.7 million zero-strike call options over a same number of ADSs. In July 2014, we amended the zero-strike call options to fix a minimum value of approximately U.S.$94 million. As part of the amendment, we also retained the economic value of approximately one million ADSs. During December 2014, we further amended and unwound the zero-strike call options, monetizing the remaining value of the approximately one million ADSs we had retained, pursuant to which we received a total payment of approximately U.S.$105 million. The March 2015 Optional Convertible Subordinated U.S. Dollar Notes were paid at maturity on March 15, 2015.

In addition, in connection with the November 2019 Mandatory Convertible Mexican Peso Notes (see note 16B to our audited consolidated financial statements included in the 2015 Annual Report), and considering (i) the change in CEMEX, S.A.B. de C.V.’s functional currency effective January 1, 2013 and (ii) that the currency in which such November 2019 Mandatory Convertible Mexican Peso Notes are denominated and the functional currency of the issuer differ, beginning January 1, 2013, we now separate the conversion option embedded in such instruments and recognize it at fair value, which as of December 31, 2015 and March 31, 2016 resulted in a liability of approximately U.S.$10 million (Ps173 million) and U.S.$26 million (Ps443 million), respectively. Changes in fair value of the conversion option generated a loss during the three-month period ended March 31, 2016 of approximately U.S.$15 million (Ps264 million), which was recognized in the statement of operations for the period.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of March 31, 2016. Average floating interest rates are calculated based on forward rates in the yield curve as of March 31, 2016. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of March 31, 2016 and is summarized as follows:

	Expected maturity dates as of March 31, 2016
Long-Term Debt(1)	2016	2017	2018	2019	After 2020	Total	Fair Value
	(in millions of U.S. Dollars, except percentages)
Variable rate	4	377	1,370	862	1,041	3,654	3,551
Average interest rate	4.94%	4.61%	4.56%	4.77%	5.02%
Fixed rate	1	2	445	2,328	7,849	10,625	10,793
Average interest rate	7.03%	7.03%	7.03%	6.92%	6.74%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of March 31, 2016 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of approximately U.S.$444 million (Ps7,672 million) issued by consolidated entities. See note 11A to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 included herein.

As of March 31, 2016, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of March 31, 2016, 22% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 367 basis points.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Mexican Peso exchange rate. For the three-month period ended March 31, 2016, approximately 20% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 8% in the United Kingdom, 3% in Germany, 5% in France, 3% in Spain, 3% in the Rest of Europe region, 4% in the Philippines, 3% in Egypt, 5% in the Rest of Asia, Middle East and Africa region, 4% in Colombia, 8% in the Rest of SAC region and 7% from our Other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of March 31, 2015 and 2016, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency, a hypothetical 10% strengthening of the Dollar against the Mexican Peso, with all other variables held constant, would have increased our net losses for the three-month periods ended March 31, 2015 and 2016 by approximately U.S.$136 million (Ps2,072 million) and U.S.$160 million (Ps2,761 million), respectively, as a result of higher foreign exchange losses on our dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the Dollar against the Mexican Peso would have had the opposite effect.

As of March 31, 2016, approximately 82% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 16% was Euro-denominated, approximately 1% was Mexican Peso-denominated and 1% was denominated in other currencies, which does not include approximately Ps7,672 million (U.S.$444 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Europe region to service these obligations. As of March 31, 2015 and 2016, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel shares. Upon liquidation, the equity forward contracts provided for cash settlement and the effects were recognized in the statement of operations as part of “Other financial income, net” in our audited consolidated financial statements included in the 2015 Annual Report. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

In connection with the offering of the March 2015 Optional Convertible Subordinated U.S. Dollar Notes, the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.”

As of March 31, 2016, the potential change in the fair value of our options (capped call), based on the price of CEMEX, S.A.B. de C.V.’s ADSs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s ADSs, with all other variables held constant, would have been a loss of approximately U.S.$13 million (Ps226 million), as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in our ADS price would generate approximately the opposite effect. In July 2014, we amended the zero-strike call options to fix a minimum value of approximately U.S.$94 million. As part of the amendment, we also retained the economic value of approximately one million ADSs. During December 2014, we further amended and unwound the zero-strike call options, monetizing the remaining value of the approximately one million ADSs we had retained, pursuant to which we received a total payment of approximately U.S.$105 million. During 2015, CEMEX amended a portion of the capped calls relating to the March 2016 Optional Convertible Subordinated U.S. Dollar Notes with the purpose of unwinding the position, and as a result we received an aggregate amount of approximately U.S.$44 million (Ps758 million) in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. See note 16D to our audited consolidated financial statements included in the 2015 Annual Report.

In addition, even though the change in fair value of our embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of March 31, 2016, after considering in the convertible notes the effects related with the change in CEMEX, S.A.B. de C.V.’s functional currency in 2013, the potential change in the fair value of these embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have been a gain of approximately U.S.$5 million (Ps91 million), as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity Risk. Margin calls under our derivative instruments can have a significant negative effect on our liquidity position and can impair our ability to service our debt and fund our capital expenditures. We did not have any margin calls as of December 31, 2015 with respect to our derivative financial instrument positions.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during the three-month period ended March 31, 2016.

On March 11, 2016, CHP, an indirect wholly-owned subsidiary of CEMEX España, filed a registration statement with the Securities and Exchange Commission of the Philippines (the “Philippine SEC”) relating to an initial public offering of CHP’s common shares. Subject to obtaining the corresponding approval from the Philippine SEC and the Philippine Stock Exchange (the “PSE”) for the listing of CHP’s shares on the PSE, CHP intends to offer a non-controlling interest in CHP’s capital stock in a public offering to investors in the Philippines and in a concurrent private placement to eligible investors outside of the Philippines. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines.

On March 10, 2016, we entered into an agreement with SIAM Cement for the sale of our operations in Bangladesh and Thailand for approximately U.S.$53 million (Ps916 million). On May 26, 2016, we finalized the sale of our operations in Thailand and Bangladesh to SIAM Cement for approximately U.S.$53 million (Ps916 million).

Our Corporate Structure as of March 31, 2016

CEMEX, S.A.B. de C.V. is an operating and also a holding company, and in general CEMEX operates its business through subsidiaries that, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of March 31, 2016, as well as certain developments after March 31, 2016. The chart also shows, for each company, CEMEX’s approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX operates, and/or relevant companies in which we hold a significant interest, and does not include all of CEMEX’s intermediary holding companies and all CEMEX’s operating subsidiaries.

Cemex, S.A.B. DE C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Cemex Operaciones México, S.A. de C.V. (Mexico) 100% (2)
CxNetworks N.V. (Netherlands) 100% (17)
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
RMC Holdings B.V. (Netherlands) 100% (16)
CEMEX Deutschland AG (Germany) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (10)
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100%
CEMEX Polska sp. Z.o.o (Poland) 100%
CEMEX SIA (Latvia) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
Readymix Argentina, S.A. (Argentina) 100%
AB Akmenes cementas (Lithuania) 38% (13)
CEMEX Jamaica (Jamaica) 100%
CEMEX AS (Norway) 100% (8)
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (12)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100%
Trinidad Cement Limited (Trinidad and Tobago) 39.5%
CEMEX Holdings Philippines, Inc. (Philippines) 100%
Solid Cement Corp. (Philippines) 100% (20)
APO Cement Corporation (Philippines) 100% (20)
CEMEX Asia Holdings, Ltd. (Singapore) 100%
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (9) (21)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials LLC. (United States) 100%
CEMEX Latam Holdings, S.A. (Spain) 73.31% (14)
Cimento Vencemos Do Amazonas, Ltda. (Brazil) 100%
Cemento Bayano, S.A. (Panama) 99.5% (19)
GUATEMALA (Guatemala) 100% (15)
CEMEX El Salvador, S.A. (El Salvador) 100%
CEMEX Colombia, S.A. (Colombia) 99.7% (18)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (11)

(1)	Includes an approximately 99.87% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX as part of the Collateral.

(2)	Includes an approximately 99.99% interest pledged as part of the Collateral. On December 1, 2013, Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V. were merged into and absorbed by Centro Distribuidor de Cemento, S.A. de C.V. (“CEDICE”). On December 3, 2013, CEDICE changed its legal name to Cemex Operaciones México, S.A. de C.V.
(3)	Includes an approximately 100% interest pledged as part of the Collateral.
(4)	Includes Cemex Operaciones México’s 59.64% interest and CTH’s 40.36% interest. CEMEX, S.A.B. de C.V. indirectly holds 100% of Cemex Operaciones México and CTH.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interests, as well as shares held in CEMEX España’s treasury.
(6)	Includes an approximately 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France’s 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operating company and also the holding company for our operations in Finland, Norway and Sweden.
(9)	Represents CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) indirect economic interest.
(10)	Represents our economic interest in three companies incorporated in the United Arab Emirates, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we hold the remaining 51% of the economic benefits through agreements with other shareholders.
(11)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam’s 2% indirect interest.
(12)	Divestment of Cemex Hrvatska d.d. is expected to be completed during the first half of 2016.
(13)	Represents our 37.84% and 11.76% interest in ordinary and preferred shares, respectively.
(14)	Represents outstanding shares of CEMEX Latam’s capital stock and excludes treasury stock.
(15)	Represents CEMEX Latam’s direct and indirect economic interest in five companies incorporated in Guatemala, CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.
(16)	Includes CEMEX France’s 94.75% interest and CEMEX UK’s 5.25% interest.
(17)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(18)	Represents our 99.75% and 98.94% interest in ordinary and preferred shares, respectively.
(19)	Represents our 99.483% interest in ordinary shares, and excludes: (i) a 0.515% interest held in Cemento Bayano, S.A.’s treasury, and (ii) a 0.002% interest held by third parties.
(20)	Effective as of January 1, 2016, these companies are indirect wholly-owned subsidiaries of CEMEX España and not Cemex Asia Holdings.
(21)	On May 26, 2016, we closed the transaction regarding the divestment of our operations in Thailand.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Millions of Mexican pesos, except for earnings (loss) per share)

	Note		For the three-month period ended March 31,
			2016	2015
Net sales		Ps	57,085	49,934
Cost of sales			(38,717)	(34,594)

Gross profit			18,368	15,340

Administrative and selling expenses	4		(6,750)	(5,572)
Distribution expenses			(5,229)	(4,707)

			(11,979)	(10,279)

Operating earnings before other expenses, net			6,389	5,061

Other (expenses) income, net	5		(263)	25

Operating earnings			6,126	5,086

Financial expense			(4,821)	(5,142)
Other financial income (expense), net	6		264	(166)
Equity in earnings (loss) of associates			42	(221)

Earnings (loss) before income tax			1,611	(443)

Income tax	13		(758)	(1,542)

Net Income (loss) from continuing operations			853	(1,985)

Discontinued operations, net of tax			19	(19)

CONSOLIDATED NET INCOME (LOSS) FOR THE PERIOD			872	(2,004)
Non-controlling interest net income for the period	14B		239	237

CONTROLLING INTEREST NET INCOME (LOSS) FOR THE PERIOD		Ps	633	(2,241)

BASIC EARNINGS (LOSS) PER SHARE		Ps	0.02	(0.05)
BASIC EARNINGS (LOSS) PER SHARE OF CONTINUING OPERATIONS			0.02	(0.05)

DILUTED EARNINGS (LOSS) PER SHARE		Ps	0.02	(0.05)
DILUTED EARNINGS (LOSS) PER SHARE OF CONTINUING OPERATIONS			0.02	(0.05)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Millions of Mexican pesos)

	Note		For the three-month period ended March 31,
			2016	2015
CONSOLIDATED NET INCOME (LOSS) FOR THE PERIOD		Ps	872	(2,004)

Items that will be reclassified subsequently to profit or loss when specific conditions are met
Effects from available-for-sale investments and hedge derivatives			51	108
Currency translation of foreign subsidiaries			(3,200)	(463)
Income tax recognized directly in other comprehensive income			107	(55)

Other comprehensive loss for the period			(3,042)	(410)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD			(2,170)	(2,414)
Non-controlling interest comprehensive income for the period			64	318

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		Ps	(2,234)	(2,732)

Out of which:
COMPREHENSIVE INCOME (LOSS) OF DISCONTINUED OPERATIONS			252	(483)
COMPREHENSIVE INCOME (LOSS) OF CONTINUING OPERATIONS			(2,486)	(2,249)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Millions of Mexican pesos)

	Note		March 31, December 31,
			2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	Ps	21,998	15,280
Trade accounts receivables, net	8		29,807	27,774
Other accounts receivable			4,865	4,817
Inventories, net			18,184	17,716
Other current assets	9		6,085	4,632
Assets from operations held for sale	3A		5,120	3,446

Total current assets			86,059	73,665

NON-CURRENT ASSETS
Investments in associates			12,640	12,150
Other investments and non-current accounts receivable			7,987	6,549
Property, machinery and equipment, net	10		213,361	214,133
Goodwill and intangible assets, net			220,646	220,318
Deferred income taxes			15,602	15,449

Total non-current assets			470,236	468,599

TOTAL ASSETS		Ps	556,295	542,264

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	11A	Ps	235	218
Other financial obligations	11B		9,494	15,587
Trade payables			28,655	28,709
Income tax payable			8,812	6,619
Other accounts payable and accrued expenses	12		22,109	20,769
Liabilities from operations held for sale	3A		1,220	673

Total current liabilities			70,525	72,575

NON-CURRENT LIABILITIES
Long-term debt	11A		247,280	229,125
Other financial obligations	11B		23,059	23,268
Employee benefits			18,071	18,269
Deferred income taxes			19,976	20,385
Other non-current liabilities			15,757	14,874

Total non-current liabilities			324,143	305,921

TOTAL LIABILITIES			394,668	378,496

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	14A		119,776	119,624
Other equity reserves			12,288	15,273
Retained earnings			8,577	7,381
Net income			633	1,201

Total controlling interest			141,274	143,479
Non-controlling interest and perpetual debentures	14B		20,353	20,289

TOTAL STOCKHOLDERS’ EQUITY			161,627	163,768

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	556,295	542,264

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

	Note		For the three-month period ended March 31,
			2016	2015
OPERATING ACTIVITIES
Consolidated net income (loss)		Ps	872	(2,004)
Discontinued operations, net of tax			19	(19)

Net income (loss) from continuing operations			853	(1,985)
Non-cash items:
Depreciation and amortization of assets			4,010	3,450
Impairment losses			215	187
Equity in (loss) earnings of associates			(42)	221
Other (expenses) income, net			(227)	(10)
Financial items, net			4,557	5,308
Income taxes	13		758	1,542
Changes in working capital, excluding income tax			(2,686)	(4,432)

Net cash flow provided by operating activities from continuing operations before interest, coupons on perpetual debentures and income tax			7,438	4,281

Financial expense paid in cash including coupons on perpetual debentures	14A		(4,703)	(4,365)
Income taxes paid in cash			(845)	(2,335)

Net cash flow provided by (used in) operating activities of continuing operations			1,890	(2,419)
Net cash flow provided by operating activities of discontinued operations			46	66
Net cash flows provided by (used in) operating activities			1,936	(2,353)

INVESTING ACTIVITIES
Property, machinery and equipment, net	3, 10		(1,288)	(1,743)
Acquisition of subsidiaries and associates, net			—	(613)
Intangible assets and other deferred charges			(365)	(374)
Long term assets and others, net			(1,143)	(1,023)

Net cash flows used in investing activities of continuing operations			(2,796)	(3,753)
Net cash flows used in investing activities of discontinued operations			(10)	(23)

Net cash flows used in investing activities			(2,806)	(3,776)

FINANCING ACTIVITIES
Derivative instruments			75	86
Issuance of debt, net			9,408	8,355
Securitization of trade receivables			(416)	(413)
Non-current liabilities, net			(159)	(273)

Net cash flows provided by financing activities			8,908	7,755

Increase in cash and cash equivalents of continuing operations			8,002	1,583
Increase in cash and cash equivalents of discontinued operations			36	43
Cash conversion effect, net			(1,320)	(25)
Cash and cash equivalents at beginning of period			15,280	12,589

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	Ps	21,998	14,190

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	(1,760)	(3,298)
Other accounts receivable and other assets			(1,639)	(1,932)
Inventories			(306)	(1,330)
Trade payables			(864)	1,039
Other accounts payable and accrued expenses			1,883	1,089

Changes in working capital, excluding income taxes		Ps	(2,686)	(4,432)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note		Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance at December 31, 2014		Ps	4,151	101,216	10,738	14,998	131,103	17,068	148,171
Net loss for the period			—	—	—	(2,241)	(2,241)	237	(2,004)
Total other items of comprehensive loss for the period			—	—	(491)	—	(491)	81	(410)
Issuance of convertible subordinated notes	11B		—	—	200	—	200	—	200
Capitalization of retained earnings	14A		4	—	—	(4)	—	—	—
Stock-based compensation			—	191	—	—	191	—	191
Effects of perpetual debentures	14B		—	—	(102)	—	(102)	—	(102)

Balance at March 31, 2015		Ps	4,155	101,407	10,345	12,753	128,660	17,386	146,046

Balance at December 31, 2015			4,158	115,466	15,273	8,582	143,479	20,289	163,768
Net income for the period			—	—	—	633	633	239	872
Total other items of comprehensive loss for the period			—	—	(2,867)	—	(2,867)	(175)	(3,042)
Capitalization of retained earnings	14A		5	—	—	(5)	—	—	—
Stock-based compensation			—	147	—	—	147	—	147
Effects of perpetual debentures	14B		—	—	(118)	—	(118)	—	(118)

Balance at March 31, 2016		Ps	4,163	115,613	12,288	9,210	141,274	20,353	161,627

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. At CEMEX, S.A.B. de C.V.’s 2014 general extraordinary shareholders’ meeting held on March 26, 2015, this period was extended to an indefinite period of time. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the condensed consolidated financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that were applied to these consolidated condensed financial statements of March 31, 2016, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended December 31, 2015. No new IFRSs have been adopted by CEMEX during 2016, and we are in the process of assessing the potential effects of adopting new IFRSs during 2016.

2A)	BASIS OF PRESENTATION AND DISCLOSURE

The condensed consolidated financial statements were prepared in accordance with International Accounting Standards - IAS 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended 31 December 2015.

The accompanying condensed consolidated balance sheets as of March 31, 2016, as well as the related condensed consolidated statements of operations, comprehensive loss, cash flows and changes in stockholders’ equity for the three-month periods ended March 31, 2016 and 2015, and their related disclosures included in these notes, are unaudited. The presentation currency for these condensed consolidated financial statements is the Mexican Peso.

Definition of terms

When reference is made to pesos or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share,” the amounts in the condensed consolidated financial statements and the accompanying notes are stated in millions of pesos. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or Euros, it means millions of the currency in circulation in a significant number of European Union countries.

When it is deemed relevant, certain amounts presented in the notes to the condensed consolidated financial statements include between parentheses a convenience translation into dollars, into pesos, or both, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of March 31, 2016 and December 31, 2015, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps17.28 and Ps17.23 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps17.85 and Ps15.07 pesos per dollar for 2016 and 2015, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the foreign currency amount into dollars using the closing exchange rates at year-end, and then translating the dollars into pesos as previously described.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

2B)	TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The most significant closing exchange rates and the approximate average exchange rates for condensed consolidated balance sheet accounts and condensed consolidated income statement accounts, respectively, as of March 31, 2016 and December 31, 2015, as well as the approximate average exchange rates for the three-month periods ended as of March 31, 2016 and 2015, were as follows:

	As of March 31, 2016		As of December 31, 2015	As of March 31, 2015
Currency	Closing	Average	Closing	Average
United States Dollar	17.2800	17.8500	17.2300	15.0700
Euro	19.6699	19.7850	18.7181	16.7055
British Pound Sterling	24.8312	25.3443	25.4130	22.7644
Colombian Peso	0.0057	0.0056	0.0055	0.0060
Egyptian Pound	1.9486	2.1853	2.2036	1.9823
Philippine Peso	0.3751	0.3791	0.3661	0.3403

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

2C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions made by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and inventories obsolescence, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits.

In preparing these condensed consolidated financial statements, significant judgments made by Management in applying CEMEX’s accounting policies and the key sources of information and assumptions were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

3.	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

3A)	DISCONTINUED OPERATIONS

On August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for approximately €231 (US$251 or Ps4,322), amount that is subject to final adjustments negotiated for changes in cash and working capital balances as of the change of control date. As of March 31, 2016, the closing of this transaction is subject to customary conditions precedent, which includes the approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the second quarter of 2016.

With effective date October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the process for the sale of its operations in Austria and Hungary that started on August 12, 2015 to the Rohrdorfer Group for approximately €165 (US$179 or Ps3,090), after final adjustments negotiated for changes in cash and working capital balances as of the transfer date.

On March 10, 2016, CEMEX entered into an agreement with Siam City Cement Public Company Limited (“SIAM Cement”) for the sale of our operations in Bangladesh and Thailand for approximately US$53 (Ps916). The proceeds from this transaction will be used mainly for debt reduction and for general corporate purposes. As of March 31, 2016, CEMEX expects to finalize the sale of its operations in Bangladesh and Thailand to SIAM Cement during the second quarter of 2016.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

Discontinued operations - Continued

The operations in Austria, Hungary, Croatia, Bangladesh and Thailand, for the three month period ended March 31, 2016 and March 31, 2015, were reclassified to the single line item “Discontinued operations”. The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations for the three-month period ended March 31, 2016 and 2015, were as follows:

		2016 [1]	2015 [2]
Sales	Ps	744	1,302
Cost of sales and operating expenses		(714)	(1,309)
Other products (expenses), net		(5)	(5)
Interest expenses, net and others		(4)	(7)

Earning (loss) before income tax		21	(19)
Income tax		(2)	—

Net income (loss)		19	(19)
Net income (loss) of non-controlling interest		(1)	2

Net income (loss) of controlling interest	Ps	18	(17)

1	Includes the operations in Croatia, Bangladesh and Thailand.
2	Includes the operations in Austria, Hungary, Croatia, Bangladesh and Thailand.

As of March 31, 2016, the balance sheet of (i) CEMEX’s operations in Croatia, (including its assets in Bosnia and Herzegovina, Montenegro and Serbia), and (ii) Bangladesh and Thailand were reclassified to current assets and current liabilities held for sale. Selected combined condensed financial information of balance sheet at this date of these operations was as follows:

		2016
Current assets	Ps	1,181
Property, machinery and equipment, net		3,294
Intangible assets, net and other non-current assets		645

Total assets held for sale		5,120

Current liabilities		835
Non-current liabilities		385

Total liabilities held for sale		1,220

Net assets held for sale	Ps	3,900

3B)	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Geographic operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

The financial information by geographic operating segment reported in the tables below for the three-month period ended March 31, 2016 and 2015and for the year ended as of December 31, 2015 has been restated in order to give effect to the discontinued operations described in note 3A. Effective January 1, 2016, according to an announcement made by CEMEX’s CEO on December 1, 2015, the Company’s operations were reorganized into five geographical regions, also each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean (“SAC”), and 5) Asia, Middle East and Africa. Under the new organization, the geographical operating segments under the current Mediterranean region were incorporated to the Europe region or the Asia, Middle East and Africa region, as applicable.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment - Continued

Selected information of the condensed consolidated statements of operations by geographic operating segment for the three-month period ended March 31, 2016 and 2015 was as follows:

2016		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	12,501	(1,370)	11,131	3,875	582	3,293	(17)	(83)	(61)
United States		16,394	—	16,394	1,842	1,742	100	88	(121)	(58)
Europe
United Kingdom		5,082	—	5,082	682	260	422	263	(19)	(95)
Germany		1,567	(293)	1,274	(249)	96	(345)	(36)	(2)	(18)
France		3,219	—	3,219	83	120	(37)	4	(11)	8
Spain		1,657	(243)	1,414	252	165	87	(31)	(7)	—
Rest of Europe [1]		1,795	(120)	1,675	(82)	208	(290)	10	(4)	81
South, Central America and the Caribbean
Colombia		2,793	—	2,793	977	98	879	1	18	50
Rest of SAC [2]		4,676	(415)	4,261	1,381	217	1,164	3	(12)	(27)
Asia, Middle East and Africa
Philippines		2,432	(2)	2,430	658	124	534	—	(9)	(11)
Egypt		1,970	(1)	1,969	634	149	485	(110)	(15)	48
Rest of Asia, Middle East and Africa [3]		3,078	—	3,078	366	74	292	(42)	(6)	(48)
Others [4]		4,289	(1,924)	2,365	(20)	175	(195)	(396)	(4,550)	395

Continuing operations		61,453	(4,368)	57,085	10,399	4,010	6,389	(263)	(4,821)	264
Discontinued operations		876	(132)	744	62	31	31	(5)	(8)	4

Total	Ps	62,329	(4,500)	57,829	10,461	4,041	6,420	(268)	(4,829)	268

2015		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	12,774	(1,498)	11,276	3,696	596	3,100	(61)	(50)	177
United States		13,081	(5)	13,076	947	1,445	(498)	205	(115)	(37)
Europe
United Kingdom		4,508	—	4,508	534	223	311	(96)	(22)	(112)
Germany		1,401	(278)	1,123	(209)	75	(284)	325	(2)	(26)
France		2,704	—	2,704	115	106	9	4	(12)	(7)
Spain		1,360	(125)	1,235	211	146	65	(207)	(10)	(13)
Rest of Europe [1]		1,715	(123)	1,592	(41)	169	(210)	4	(46)	(56)
South, Central America and the Caribbean
Colombia		2,659	(1)	2,658	895	98	797	(15)	(20)	(136)
Rest of SAC [2]		4,437	(489)	3,948	1,252	200	1,052	(10)	(8)	13
Asia, Middle East and Africa
Philippines		1,894	(1)	1,893	422	106	316	4	(3)	(1)
Egypt		1,748	(1)	1,747	493	103	390	(46)	(10)	4
Rest of Asia, Middle East and Africa [3]		2,435	—	2,435	222	62	160	—	(6)	30
Others [4]		3,717	(1,978)	1,739	(26)	121	(147)	(82)	(4,838)	(2)

Continuing operations		54,433	(4,499)	49,934	8,511	3,450	5,061	25	(5,142)	(166)
Discontinued operations		1,316	(14)	1,302	57	65	(8)	(5)	(7)	—

Total	Ps	55,749	(4,513)	51,236	8,568	3,515	5,053	20	(5,149)	(166)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment - Continued

As of March 31 2016 and December 31, 2015 selected segment information of condensed balance sheet by geographic operating segment was as follows:

March 31, 2016		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	Ps	436	74,317	74,753	19,849	54,904	41
United States		1,210	261,954	263,164	24,117	239,047	681
Europe
United Kingdom		101	31,537	31,638	17,982	13,656	39
Germany		67	7,890	7,957	5,945	2,012	39
France		770	15,356	16,126	6,947	9,179	53
Spain		96	24,777	24,873	2,980	21,893	26
Rest of Europe [1]		306	15,375	15,681	3,824	11,857	58
South, Central America and the Caribbean
Colombia		—	20,259	20,259	9,472	10,787	724
Rest of SAC [2]		26	21,671	21,697	4,921	16,776	86
Asia, Middle East and Africa
Philippines		6	10,713	10,719	2,799	7,920	20
Egypt		1	8,099	8,100	3,762	4,338	77
Rest of Asia, Middle East and Africa [3]		—	10,159	10,159	5,559	4,600	40
Others [4]		9,621	36,428	46,049	285,294	(239,245)	6

Continuing operations		12,640	538,535	551,175	393,448	157,727	1,890
Discontinued operations		5	5,115	5,120	1,220	3,900	10

Total	Ps	12,645	543,650	556,295	394,668	161,627	1,900

December 31, 2015		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	Ps	438	75,215	75,653	16,936	58,717	1,177
United States		1,228	260,847	262,075	22,832	239,243	3,453
Europe
United Kingdom		103	32,339	32,442	19,054	13,388	925
Germany		64	7,278	7,342	5,988	1,354	362
France		582	14,577	15,159	6,704	8,455	515
Spain		94	24,025	24,119	2,810	21,309	281
Rest of Europe [1]		291	14,855	15,146	4,169	10,977	594
South, Central America and the Caribbean
Colombia		—	19,499	19,499	8,959	10,540	2,601
Rest of SAC [2]		24	21,714	21,738	5,110	16,628	965
Asia, Middle East and Africa
Philippines		6	10,447	10,453	2,907	7,546	329
Egypt		11	9,310	9,321	4,499	4,822	762
Rest of Asia, Middle East and Africa [3]		—	12,243	12,243	6,061	6,182	288
Others [4]		9,309	24,319	33,628	271,794	(238,166)	61

Continuing operations		12,150	526,668	538,818	377,823	160,995	12,313
Discontinued operations		4	3,442	3,446	673	2,773	154

Total	Ps	12,154	530,110	542,264	378,496	163,768	12,467

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

Selected financial information by geographic operating segment - Continued

Net sales by product and geographic operating segment for the three-month period ended March 31, 2016 and 2015 were as follows:

2016		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	7,902	2,952	662	2,391	(2,776)	11,131
United States		6,238	8,223	3,437	3,040	(4,544)	16,394
Europe
United Kingdom		1,282	1,822	1,972	1,944	(1,938)	5,082
Germany		574	657	351	410	(718)	1,274
France		—	2,698	1,224	41	(744)	3,219
Spain		1,415	197	40	109	(347)	1,414
Rest of Europe [1]		1,090	697	166	75	(353)	1,675
South, Central America and the Caribbean
Colombia		2,065	971	290	340	(873)	2,793
Rest of SAC [2]		4,010	867	207	143	(966)	4,261
Asia, Middle East and Africa
Philippines		2,373	35	37	15	(30)	2,430
Egypt		1,719	255	6	67	(78)	1,969
Rest of Asia, Middle East and Africa [3]		234	2,502	557	348	(563)	3,078
Others [4]		—	—	—	6,734	(4,369)	2,365

Continuing operations		28,902	21,876	8,949	15,657	(18,299)	57,085
Discontinued operations		701	45	5	14	(21)	744

Total	Ps	29,603	21,921	8,954	15,671	(18,320)	57,829

2015		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	7,570	3,370	745	2,628	(3,037)	11,276
United States		4,675	6,513	2,729	2,780	(3,621)	13,076
Europe
United Kingdom		1,072	1,705	1,654	1,767	(1,690)	4,508
Germany		525	571	306	380	(659)	1,123
France		—	2,287	976	27	(586)	2,704
Spain		1,151	175	36	90	(217)	1,235
Rest of Europe [1]		1,055	651	145	74	(333)	1,592
South, Central America and the Caribbean
Colombia		1,810	1,119	330	318	(919)	2,658
Rest of SAC [2]		3,556	896	199	144	(848)	3,948
Asia, Middle East and Africa
Philippines		1,869	21	14	11	(22)	1,893
Egypt		1,509	237	11	88	(98)	1,747
Rest of Asia, Middle East and Africa [3]		182	2,021	426	175	(369)	2,435
Others [4]		—	—	—	6,239	(4,499)	1,739

Continuing operations		24,974	19,566	7,571	14,721	(16,898)	49,934
Discontinued operations		649	470	224	112	(153)	1,302

Total	Ps	25,623	20,036	7,795	14,833	(17,051)	51,236

Footnotes to the geographic operating segment tables presented above:

1	The segment “Rest of Europe” refers primarily to operations in Ireland, the Czech Republic, Poland, and Latvia, as well as trading activities in Scandinavia and Finland.
2	The segment “Rest of South, Central America and the Caribbean” includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, El Salvador, and small ready-mix concrete operations in Argentina.
3	The segment “Rest of Asia, Middle East and Africa” includes the operations in the United Arab Emirates, Israel China and Malaysia.
4	This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

4.	ADMINISTRATIVE AND SELLING EXPENSES

For the three-month period ended March 31, 2016 and 2015, selling expenses included as part of the selling and administrative expenses line item amounted to Ps1,633 and Ps1,452, respectively.

5.	OTHER (EXPENSES) INCOME, NET

Other (expenses) income, net for the three-month period ended in March 31, 2016 and 2015, consisted of the following:

		2016	2015
Restructuring costs	Ps	(245)	(96)
Impairment losses		(215)	(187)
Charitable contributions		(4)	(4)
Results from the sale of assets and others, net		201	312

	Ps	(263)	25

6.	OTHER FINANCIAL INCOME (EXPENSE), NET

Other financial income (expense), net for the three-month period ended in March 31, 2016 and 2015, is detailed as follows:

		2016	2015
Financial income	Ps	139	54
Results from financial instruments (note 11C)		397	(891)
Foreign exchange results		(7)	887
Effects of net present value on assets and liabilities and others, net		(265)	(216)

	Ps	264	(166)

7.	CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of March 31, 2016 and December 31, 2015, consisted of:

		March 31, 2016	December 31, 2015
Cash and bank accounts(1)	Ps	19,556	11,395
Fixed-income securities and other cash equivalents		2,442	3,885

	Ps	21,998	15,280

(1)	As of March 31, 2016, cash and bank accounts includes approximately Ps17,208 (U.S.$996) of restricted cash (note 16)

Based on net settlement agreements, as of March 31, 2016 and December 31, 2015 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for approximately Ps75 and Ps258, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

8.	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable consisted of:

		March 31, 2016	December 31, 2015
Trade accounts receivable	Ps	31,906	29,773
Allowances for doubtful accounts		(2,099)	(1,999)

	Ps	29,807	27,774

As of March 31, 2016 and December 31, 2015, trade accounts receivable include receivables of Ps13,210 (US$764), and Ps12,858 (US$746), respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps3,085 as of March 31, 2016 and Ps2,357 as of December 31, 2015. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps66 (US$4) and Ps71 (US$5) for the three-month period ended March 31, 2016 and 2015. The securitization programs outstanding as of March 31, 2016 in Mexico, United States, France and the United Kingdom mature in April 2017, March 2017, March 2017 and March 2017 respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

9.	OTHER CURRENT ASSETS

Consolidated other current assets consisted of:

		March 31, 2016	December 31, 2015
Advance payments	Ps	4,204	2,687
Assets held for sale		1,881	1,945

	Ps	6,085	4,632

Other assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables as well as other diverse assets held for sale, different than those corresponding to discontinued operations, which are presented in the face of the balance sheet (note 3A).

10.	PROPERTY, MACHINERY AND EQUIPMENT, NET

Consolidated property, machinery and equipment, net consisted of:

		March 31, 2016	December 31, 2015
Land and mineral reserves	Ps	86,564	85,763
Buildings		47,383	47,205
Machinery and equipment		212,196	210,175
Construction in progress		14,042	13,813
Accumulated depreciation and depletion		(146,824)	(142,823)

	Ps	213,361	214,133

Depreciation for the three-month period ended March 31, 2016 and 2015 is detailed as follows:

		2016	2015
Depreciation expense related to assets used in the production process	Ps	3,382	2,948
Depreciation expense related to assets used in administrative and selling activities		101	96

	Ps	3,483	3,044

11.	FINANCIAL INSTRUMENTS

11A)	SHORT-TERM AND LONG-TERM DEBT

Consolidated debt by interest rates, currencies and type of instrument was summarized as follows:

		March 31, 2016				December 31, 2015
		Short-term	Long-term	Total		Short-term	Long-term	Total
Floating rate debt	Ps	193	63,072	63,265	Ps	176	62,319	62,495
Fixed rate debt		42	184,208	184,250		42	166,806	166,848

	Ps	235	247,280	247,515	Ps	218	229,125	229,343

Effective rate [1]
Floating rate		5.9%	4.0%			5.5%	4.0%
Fixed rate		1.6%	7.0%			1.5%	7.0%

		March 31, 2016					December 31, 2015
Currency		Short-term	Long-term	Total	Effective rate 1		Short-term	Long-term	Total	Effective rate 1
Dollars	Ps	87	203,508	203,595	6.6%	Ps	87	187,427	187,514	6.5%
Euros		39	43,022	43,061	4.8%		38	40,954	40,992	4.8%
Pesos		—	634	634	4.4%		—	627	627	4.4%
Other currencies		109	116	225	6.3%		93	117	210	6.3%

	Ps	235	247,280	247,515		Ps	218	229,125	229,343

1	Represents the weighted average effective interest rate.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

Short-term and long-term debt - Continued

March 31, 2016		Short-term	Long-term	December 31, 2015		Short-term	Long-term
Bank loans				Bank loans
Loans in foreign countries, 2016 to 2020	Ps	94	1,011	Loans in foreign countries, 2016 to 2020	Ps	78	996
Syndicated loans, 2016 to 2020		32	53,537	Syndicated loans, 2016 to 2020		31	52,825

		126	54,548			109	53,821

Notes payable				Notes payable
Notes payable in Mexico, 2016 to 2017		—	634	Notes payable in Mexico, 2016 to 2017		—	627
Medium-term notes, 2016 to 2026		—	189,4023	Medium-term notes, 2016 to 2025		—	171,988
Other notes payable, 2016 to 2025		22	2,783	Other notes payable, 2016 to 2025		23	2,775

		22	192,819			23	175,390

Total bank loans and notes payable		148	247,367	Total bank loans and notes payable		132	229,211
Current maturities		87	(87)	Current maturities		86	(86)

	Ps	235	247,280		Ps	218	229,125

The most representative exchange rates for the financial debt are as follows:

	May 18, 2016	March 31, 2016	December 31, 2015
Mexican pesos per dollar	18.45	17.28	17.23
Euros per dollar	1.1224	1.1338	1.0864

The maturities of consolidated long-term debt as of March 31, 2016, were as follows:

		March 31, 2016
2017	Ps	7,150
2018		31,403
2019		55,118
2020		17,110
2021 and thereafter		136,499

	Ps	247,280

Relevant debt transactions during 2016

In February 2016, CEMEX launched a consent request to lenders under the Credit Agreement, in relation with the plan to divest certain assets in the Philippines. The consent allows CEMEX the right to sell a non-controlling interest of CEMEX Holding Philippines. On March 7, 2016, CEMEX obtained such consent. As a result of the consent, some amendments were applicable to the Credit Agreement. Such amendments are in connection with the consolidated leverage ratio on the applicable margin over LIBOR. If the consolidated leverage ratio is greater than 5.50 times on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin over LIBOR would be 425 bps instead of 400 bps. Additional amendments are: (i) the consolidated leverage ratio covenant will remain at 6.0 times until and including March 31, 2017 and will gradually decrease to 4.0 times by June 30, 2020; and (ii) the consolidated coverage ratio covenant will remain at 1.85 times until and including March 31, 2017, increasing to 2.0 times on June 30, 2017 and to 2.25 times on December 31, 2017, remaining at this level for each subsequent reference period.

On March 9, 2016, CEMEX, S.A.B. de C.V. announced the pricing of US$1,000 principal amount of 7.75% senior secured notes maturing on April 16, 2026 (the “Notes”). The Notes were issued at a price of 99.986% of face value and will be callable commencing on April 16, 2021. The closing of the offering was on March 16, 2016. CEMEX intends to use the net proceeds from the offering of the Notes to fund the redemption and/or the repurchase of (i) the April 2019 U.S. Dollar Notes (ii) the April 2019 Euro Notes and/or (iii) the 9.50% June 2018 U.S. Dollar Notes and the remainder, if any, for general corporate purposes, including the repayment of other indebtedness, all in accordance with CEMEX’s Credit Agreement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

11B)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the consolidated balance sheet are detailed as follows:

			March 31, 2016				December 31, 2015
			Short- term	Long- term	Total		Short- term	Long- term	Total
I.	Convertible subordinated notes due 2020	Ps	—	8,616	8,616	Ps	—	8,569	8,569
II.	Convertible subordinated notes due 2018		—	10,969	10,969		—	10,826	10,826
II.	Convertible subordinated notes due 2016		—	—	—		6,007	—	6,007
IV.	Convertible securities due 2019		248	897	1,145		239	961	1,200
V.	Liabilities secured with accounts receivable		8,976	1,150	10,126		9,071	1,430	10,501
VI.	Capital leases		270	1,427	1,697		270	1,482	1,752

		Ps	9,494	23,059	32,553	Ps	15,587	23,268	38,855

11C)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreement. CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own shares and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments were as follows:

			March 31, 2016		December 31, 2015
(U.S. dollars millions)			Notional amount	Fair Value	Notional amount	Fair Value
I.	Interest rate swaps	US$	157	33	157	28
II.	Equity forwards on third party shares		—	—	24	6
III.	Options on CEMEX’s own shares		690	38	1,145	12
IV.	Foreign exchange forward contracts		224	(8)	173	(1)

		US$	1,071	63	1,499	45

The caption “Other financial income, net” includes gains and losses related to the recognition of changes in fair values of derivative instruments during the applicable period which, for the three-month period ended March 31, 2016 and March 31, 2015, represented a net gain of approximately Ps388 (US$22) and a net loss of approximately Ps856 (US$56), respectively.

As of March 31, 2016 and December 31, 2015, the main exposure of CEMEX was related to changes in the prices of CEMEX, S.A.B. de C.V.’s CPOs and third party shares. A significant decrease in the market price of CEMEX, S.A.B. de C.V.’s CPOs and third party shares would negatively affect CEMEX’s liquidity and financial position. The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

I.	Interest rate swap contracts

As of March 31, 2016 and December 31, 2015, CEMEX had an interest rate swap maturing in September 2022 associated with agreements entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of approximately US$33. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR, which is the international reference rate for debt denominated in U.S. dollars. As of March 31, 2016 and December 31, 2015, LIBOR was 0.8997% and 0.8462% respectively.

II.	Equity forwards in third party shares

On January 6, 2016, in connection with the merger of Alestra and Axtel effective beginning February 15, 2016, the forward contract between a financial counterparty and CEMEX over the 59.5 million CPOs of Axtel was cash settled and as a result CEMEX received approximately US$4, net of transaction costs. In a separate transaction, considering that as of December 31, 2015, CEMEX held an investment in Axtel that upon completion of the Alestra and Axtel merger would be exchanged proportionately according to the new ownership interests for shares in the new merged entity that will remain public and the attractive business outlook of such new entity, after the settlement of the Axtel forward contract, CEMEX decided to purchase in the market the 59.5 million CPOs of Axtel and incorporate them to CEMEX’s investments available for sale.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

III.	Options on CEMEX’s own shares

On March 15, 2011, CEMEX entered into capped call transactions after anti-dilution adjustments of over approximately 173 million ADSs and 101 million ADSs that matured in March 2016 and 72 million ADSs maturing in March 2018, As of March 31, 2016 and December 31, 2015, the fair value of such options represented an asset of approximately Ps380 (US$22) and Ps1,099 (US$64), respectively.

IV.	Foreign exchange forward contracts

As of March 31, 2016, CEMEX held foreign exchange forward contracts maturing in April 2016 for a notional amount of approximately US$224, negotiated to hedge financial risks associated with variations in foreign exchange rates of certain net investments in foreign subsidiaries which functional currencies are the Euro and the Dollar. As of March 31, 2016, the estimated fair value of these contracts resulted in a liability of approximately Ps145 (US$8).

Other derivative instruments

In addition to the table above, as of March 31, 2016, CEMEX had forward contracts with a notional amount of approximately Ps506 US$29, negotiated to hedge the price of diesel fuel. These contracts have been documented as cash flow hedges of fuel consumption, and such, changes in fair value are recognized through other comprehensive income. As of March 31, 2016, the fair value of these contracts resulted in an asset of approximately Ps17 (US$1).

11D)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of March 31, 2016 and December 31, 2015, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		March 31, 2016			December 31, 2015
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative instruments (note 11C)	Ps	1,673	1,673	Ps	869	869
Other investments and non-current accounts receivable		6,314	6,223		5,680	5,537

	Ps	7,987	7,896	Ps	6,549	6,406

Financial liabilities
Long-term debt (note 11A)	Ps	247,280	248,395		229,125	220,662
Other financial obligations (note 11B)		21,909	22,758		23,268	24,863
Derivative instruments (note 11C)		588	588		178	178

	Ps	269,777	271,741	Ps	252,571	245,703

Fair Value Hierarchy

CEMEX applies IFRS 13 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Assets and liabilities carried at fair value in the consolidated balance sheets as of March 31, 2016 and December 31, 2015, are included in the following fair value hierarchy categories:

March 31, 2016		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 11C)	Ps	—	1,673	—	1,673
Investments available-for-sale		1,121	—	—	1,121
Investments held for trading		—	266	—	266

	Ps	1,121	1,939	—	3,060

Liabilities measured at fair value
Derivative instruments (note 11C)	Ps	—	588	—	588

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

Fair Value Hierarchy - Continued

December 31, 2015		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 11C)	Ps	—	869	—	869
Investments available-for-sale		632	—	—	632
Investments held for trading		—	317	—	317

	Ps	632	1,186	—	1,818

Liabilities measured at fair value
Derivative instruments (note 11C)	Ps	—	178	—	178

12.	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of March 31, 2016 and December 31, 2015, consolidated other current accounts payable and accrued expenses were as follows:

		March 31, 2016	December 31, 2015
Provisions	Ps	11,514	10,438
Other accounts payable and accrued expenses		4,261	4,304
Advances from customers		2,715	2,606
Interest payable		3,619	3,421

	Ps	22,109	20,769

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

13.	INCOME TAXES

Consolidated income tax expense is recognized based on Management’s best estimate of the weight average annual effective income tax rate expected for the full year applied to the pre-tax income (loss) for the three-month periods ended March 31, 2016 and March 31, 2015, respectively.

14.	STOCKHOLDERS’ EQUITY

14A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of March 31, 2016 and December 31, 2015 the breakdown of common stock and additional paid-in capital was as follows:

		March 31, 2016	December 31, 2015
Common stock	Ps	4,163	4,158
Additional paid-in capital		115,613	115,466

	Ps	119,776	119,624

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (538.7 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps5, considering a nominal value of Ps0.00833 per CPO; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs),which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities. On April, 2016, upon delivery of the shares, an additional paid-in capital of approximately Ps6,970 was recognized within stockholders’ equity against retained earnings.

14B)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of March 31, 2016 and December 31, 2015 non-controlling interest in equity amounted to approximately Ps12,681 and Ps12,708.

Perpetual debentures

As of March 31, 2016 and December 31, 2015, the balances of the non-controlling interest included approximately US$444 (Ps7,672), and US$440 (Ps7,581), respectively, representing the notional amount of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps118 and Ps102 for the three-month period ended March 31, 2016 and March 31, 2015, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month period ended

March 31, 2016 and 2015

(Millions of Mexican pesos)

15.	CONTINGENCIES

CEMEX is involved in various legal proceedings which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of March 31, 2016, the details of the most significant updates events in relation to the most important contingencies as well as the quantification of the potential loss, when it is determinable, were as follows:

In 1990, CEMEX Granulats Rhône Méditerranée (“CEMEX Granulats”), one of CEMEX’s subsidiaries in France, entered into a contract (the “Quarry Contract”) with SCI La Quinoniere (“SCI”) pursuant to which CEMEX Granulats has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against CEMEX Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest of approximately €55 (US$63), resulting from CEMEX Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, the parties expect to be formally notified during April or May 2016 about the judgment to be issued by the corresponding court in Lyon, France. SCI or CEMEX Granulats will have one month after the formal notification of the judgment to file an appeal. While CEMEX Granulats has maintained throughout the legal proceedings that it has not breached the Quarry Contract and that the corresponding Rhone region administrative authority had issued a decree ordering that the quarry had to be partially filled, if an adverse judgment from the corresponding court is notified to CEMEX Granulats and if CEMEX Granulats also receives an adverse result to any appeals or any subsequent recourses it could file. As of March 31, 2016, CEMEX considers that an adverse resolution on this matter would have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

In March 2016, the Competition Directorate of Costa Rica notified CEMEX Costa Rica of a formal information request that has the objective of calculating the cement market share in Costa Rica and the geographical areas in which CEMEX Costa Rica has a presence. The Competition Directorate of Costa Rica is requesting this information as a result of a claim made by a third party. CEMEX Costa Rica delivered the requested information during March 2016. As of March 31, 2016 we are not able to assess the likelihood of this request for information leading to a formal investigation or any other actions. CEMEX would not expect that any adverse result from any investigation or actions taken by the corresponding authority of the government of Costa Rica would have a material adverse impact on our results of operations, liquidity and financial condition.

As of March 31, 2016, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

16.	SUBSEQUENT EVENTS

On April 25, 2016, CEMEX announced that it has commenced a tender offer to purchase up to US$400 of (i) the outstanding Floating Rate Senior Secured Notes due 2018: (ii) 6.500% Senior Secured Notes due 2019; and (iii) 9.375% Senior Secured Notes due 2022, subject to purchase in accordance with the acceptance priority level for each series of Notes.

On May 2, 2016, CEMEX announced that it has reached an agreement in principle for the sale of certain assets in the United States to Grupo Cementos de Chihuahua, S.A.B. de C.V. for US$400 . The assets, which would be sold to a U.S. affiliate of GCC, mainly consist of CEMEX’s cement plants in Odessa, Texas and Lyons, Colorado, three cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico. Closing of this transaction is subject to final binding agreements being signed as well as to the fulfillment of various conditions precedent, mainly confirmatory due diligence and approvals from competition authorities, among others. CEMEX currently expects to finalize this transaction before the end of 2016.

In connection with the April 25, 2016, tender offer, on May 9, 2016, CEMEX, purchased US$179 of the Floating Rate Senior Secured Notes due 2018 and US$219 of the 6.5% Senior Secured Notes due 2019.